UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2015

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65 (Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2015 to September 30, 2015)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

COMPANY OVERVIEW

1.	Company Overview

Since the first quarter of 2011, the Company has reported its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010, and the adoption date is January 1, 2011. The Company’s semi-annual business report for the nine months ended September 30, 2015 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2014 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	324,028	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	78,826	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	176,168	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	11,137
Commerce Planet Co., Ltd.	Jul. 1, 1997	Online shopping mall operation services	26,078
SK Broadband Co., Ltd.	Sep. 26, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,109,991	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	21,094
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	19,301
Open Innovation Fund	Dec. 22, 2008	Investment partnership	21,765
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	544,292	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	66,336
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	57,032
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	71,348
BNCP Co., Ltd.	Dec. 7, 2009	Internet services	6,785
Iconcube, Inc.	Sep. 14, 2011	Online information services	1,382
Iconcube Holdings, Inc.	Sep. 5, 2014	Consulting services	1,934
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	65,252
groovers Japan Co. Ltd.	Feb. 25, 2015	Contents and information distribution	46
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	2,579,286	Material
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	5,222
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	4,215
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	297,981	Material
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Holding company for overseas commerce	29,529
SK Global Healthcare Business Group, Ltd.	Sep. 14, 2012	Investment	25,784
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	33,194

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2014 (millions of Won)	Material Subsidiary*
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	14,290
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	37,877
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,519
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	394
Iriver Enterprise Ltd.	Jan. 14, 2014	Wholesale and retail	4,931
Iriver Inc.	Feb. 15, 2007	Wholesale and retail	3,008
Iriver America Inc.	May 1, 2005	Wholesale and retail	—
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,242
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	42,159
YTK Investment Ltd.	Jul. 1, 2010	Investment	27,944
Atlas Investment	Jun. 24, 2011	Investment	66,596
Neosnetworks Co., Ltd.	Jun. 12, 2008	Security system services	31,633
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	230,925	Material
Shopkick, Inc.	Jun.1, 2009	Mileage based e-commerce application development	28,216

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.

Changes in subsidiaries are set forth below.

Change	Name	Remarks
Additions	groovers Japan Co. Ltd.	Newly established as a subsidiary of Iriver Ltd. (“Iriver”) during the first three quarters of 2015
	Entrix Co., Ltd.	Split from SK Planet Co., Ltd. and newly established during the first three quarters of 2015

Exclusions	Iriver CS Co., Ltd.	Merged into Iriver
	Shenzen E-eye High Tech Co., Ltd. (“Shenzen E-eye”)	Disposed of equity investment (Sold to individuals)

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

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D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. In June 2013, the Company became the first telecommunications service provider in the world to provide commercial LTE-Advanced (“LTE-A”) services using carrier aggregation technology, and in June 2014, the Company reaffirmed its technological leadership by becoming the first to provide commercial 225 Mbps wideband LTE-A services, which is three times faster than LTE. In December 2014, the Company launched tri-band LTE-A, which is four times faster than LTE. The Company also launched unlimited LTE data plans and other innovative data plans such as “Rush hour / Subway Free” plans that are unlimited data plans based on time, place and occasion (or, TPO), reflecting the data pattern usage of customers and their lifestyles. “T-Phone,” “T-outdoor” and “T Kids Phone – Joon,” introduced in 2014, are customer-focused products that create additional value for customers. In addition, the Company released “Pet Fit”, a smart healthcare device for pets in April 2015 and “T-Pet,” which provides a variety of services such as a pet’s live location information through a device embedded with USIM and positioning modules in May 2015. The Company expects that these products will have a lock-in effect on existing customers.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services, such as the “T-Phone,” to transition to service-based competition.

In the business-to-business (“B2B”) area, the Company has strengthened its solutions business through the implementation of five main solution products: Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment. Since the commercial launch of its mobile IPTV services, “B tv Mobile,” in October 2012, the Company has gained over one million paying subscribers as of March 2014. The Company is the first telecommunications services provider in the world to provide full high definition streaming services using its LTE-A network. In 2014, the number of its mobile IPTV service subscribers increased by 1.56 million to reach 2.37 million subscribers by the end of the year and as of September 30, 2015, the number of subscribers was 3.6 million.

In the area of healthcare, the Company achieved several tangible milestones in 2014: point-of-care diagnostic devices manufactured by a company of which the Company is the largest shareholder received approval from the U.S. Food and Drug Administration; the Company entered the Chinese healthcare market; and the Company was the first Korean company to export medical information systems. The Company plans to continue to find and develop new growth engines in the mid- to long-term. The Company also plans to seek out new growth engines in existing businesses, including the intelligence business, by utilizing its technologies relating to big data.

In order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Through Service Ace Co., Ltd., another subsidiary, the Company operates customer service centers in Seoul and provides telemarketing services. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

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(3)	Other businesses

With respect to the Company’s e-commerce business, 11th Street, a platform service that connects various sellers and purchasers online, continues to gain market share. In the commerce platform business area, the Company, utilized the existing network of partner businesses of OK Cashbag, Korea’s largest loyalty mileage program, consumer information from big data, information technology, and other sources of competitive edges that can lead the industry to launch Syrup to provide smart shopping services to consumers and Syrup Store to provide integrated marketing solutions to partner businesses in June 2014. Syrup, a mobile wallet service upgraded and rebranded from its predecessor service, Smart Wallet, reached 12.9 million users as of September 30, 2015 and leads the online-to-offline commerce business.

In the location-based services business area, users of the Company’s T-Map Navigation service reached 19.9 million as of September 30, 2015. T-Map Navigation provides real time traffic information and various local information. Utilizing location-based service technology in other services, including leisure, logistics and travel services, the Company provides increased convenience and added value to customers.

In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had 24.0 million subscribers as of September 30, 2015 and which the Company plans to expand.

In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services to substantively help businesses increase their value in a rapidly evolving business environment.

In the media business area, the Company provides the optimum environment for subscribers to access multimedia contents according to personal taste and preference through “Hoppin” and “Btv mobile,” available on various digital devices such as personal computers and mobile devices.

The Company provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. In the portal service business area, key sources of revenue are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include contents sales and providing certain types of services. Revenues from contents and other services are generated through revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet Co., Ltd. (“SK Planet”) receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services and application development.

See “II-1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating
February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 21, 2015	Corporate bond	AAA	Korea Ratings	Regular rating
May 27, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 10, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd	Regular rating
July 6, 2015	Corporate bond	AAA	Korea Ratings	Current rating
July 6, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
July 6, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	Korea Ratings	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
May 21, 2015	CP	A1	Korea Ratings	Current rating
May 27, 2015	CP	A1	Korea Investors Service, Inc.	Current rating
June 10, 2015	CP	A1	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On October 4, 2015, S&P lowered the outlook on the Company’s rating from A- (Positive) to A- (Stable).

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

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June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 28th General Meeting of Shareholders held on March 23, 2012, Young Tae Kim and Dong Seob Jee were elected as inside directors, and Hyun Chin Lim was re-elected as an independent director and as a member of the audit committee of the Company’s board of directors. At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became our subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd., effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

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		(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537

Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011

Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

In accordance with Article 530-9 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase.

(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

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(4)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(5)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(6)	Acquisition of shares of Neosnetworks Co., Ltd. (“Neosnetworks”)

In order to acquire a new growth engine, the Company acquired a controlling stake in Neosnetworks, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of Neosnetworks. on April 2, 2014. The Company acquired an additional 50,377 shares in Neosnetworks in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(7)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. As of December 31, 2014, the Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(8)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States.

(9)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(10)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(11)	SK Broadband—Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

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•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

(12)	Establishment of Entrix Co., Ltd.

In the first three quarters of 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(13)	Additional capital raise by NanoEnTek Inc.

In the first three quarters of 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(14)	Reclassification of Packet One Networks’ accounts

In the first three quarters of 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

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(2)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the Share Exchange. The Share Exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the Share Exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

[SK Planet]

(1)	Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK Marketing & Company was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

(2)	Equity spinoff of cloud streaming business

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

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[SK Communications]

(1)	Disposition of shares of SK i-media

Pursuant to the resolution of its board of directors on October 17, 2011, SK Communications Co., Ltd. (“SK Communications”) sold all of the shares of SK i-media Co., Ltd. it owns to LK Media Tec Co., Ltd. for Won 1 million of cash.

(2)	Disposition of shares of U-Land

Pursuant to the resolution of its board of directors on December 21, 2011, SK Communications sold all of the shares of U-Land Co., Ltd. (a 29.85% equity interest) it owns to SK Planet for Won 10 million.

(3)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(4)	Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[M&Service]

Upon the merger between SK Marketing & Company, which held a 100% equity stake in M&Service, and SK Planet on February 1, 2013, SK Planet holds a 100% equity stake in M&Service.

[Neosnetworks]

On March 31, 2015, Neos Networks acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined on September 30, 2015 as Won 14.4 billion based on the customer transfer rate as of such date. However, an additional payment may be required if a customer extends its contract with Neos Networks. Joeun Safe was spun off from its parent company Joeun System in 2006 and has the fourth largest market share in the Korean unmanned security industry. Upon this acquisition, it is expected that the Company will quickly expand into the unmanned security market.

[Iriver]

(1)	Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

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(2)	New Establishment of groovers Japan Co. Ltd. (“groovers Japan”)

On February 25, 2015, Iriver newly established its overseas subsidiary, groovers Japan, for the purpose of strengthening new business opportunities in Japan.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

(2)	Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3)	Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was paid in full as of January 6, 2014, and currently, there is no amount outstanding.

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[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscriberships, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3.	Total Number of Shares

A.	Total Number of Shares

(As of September 30, 2015)			(Unit: in shares)
	Share type
Classification	Common shares	Preferred shares	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—

II. Total number of shares issued to date	89,278,946	—	89,278,946	—

III. Total number of shares retired to date	8,533,235	—	8,533,235	—

a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—

IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

V. Number of treasury shares	8,116,551	—	8,116,551	—
VI. Number of shares outstanding (IV-V)	72,629,160	—	72,629,160	—

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B. Treasury Shares

(1) Acquisitions and dispositions of treasury shares

(As of September 30, 2015)							(Unit: in shares)
			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	(1,163,363)	—	(1,692,824)	—	(2,856,187)
			Preferred shares	—	—	—	—	—

Total			Common shares	9,809,375	—	(1,692,824)	—	8,116,551

			Preferred shares	—	—	—	—	—

*	Due to the Company’s exercise of its early redemption right with respect to its convertible notes on November 13, 2013, the conversion right exercise period had expired by December 31, 2013, and there are no more treasury shares deposited with the Korea Securities Depository.
**	The change in treasury shares through other acquisitions was a result of the Share Exchange.

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4.	Status of Voting Rights

(As of September 30, 2015)			(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	8,116,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	72,629,160	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 29th General Meeting of Shareholders held on March 22, 2013.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 357th Board of Directors’ Meeting on July 25, 2013.

(3)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 366th Board of Directors’ Meeting on July 24, 2014.

(5)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 378th Board of Directors’ Meeting on July 23, 2015.

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B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the nine months ended September 30, 2015	As of and for the year ended December 31, 2014	As of and for the year ended December 31, 2013
Par value per share (Won)		500	500	500
(Consolidated)Net income		1,222,432	1,799,320	1,609,549
Net income per share (Won)		16,949	25,154	23,211

Total cash dividend		72,629	666,802	666,374

Total stock dividends		—	—	—

(Consolidated) Percentage of cash dividend to available income (%)		5.9	37.1	41.4
Cash dividend yield ratio (%)	Common share	0.4	3.5	4.1
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share of Won 9,400 includes the interim cash dividend per share of Won 1,000.

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II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

1.	Business Overview

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services

Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, Syrup, T Store and T-Map Navigation in the application and commerce areas

	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON

	M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services

	SK Planet America LLC	System software development, distribution and investments

	Shopkick Management Company, Inc.	System software development, distribution and investments

[Wireless Business]

A.	Industry Characteristics

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Such achievements were the building blocks towards the Company’s LTE penetration reaching 64.8% as of September 30, 2015.

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B.	Growth Potential

			(Unit: in 1,000 persons)
Classification		As of September 30,	As of December 31,
		2015	2014	2013	2012
Number of subscribers	SK Telecom	26,264	26,468	26,286	26,555
	Others (KT, LGU+)	26,557	26,125	25,909	25,793
	MVNO	5,601	4,584	2,485	1,276

	Total	58,422	57,177	54,680	53,624

*	Source: Ministry of Science, ICT and Future Planning (“MSIP”) website.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)
Classification	As of September 30, 2015	As of December 31,
		2014	2013	2012
Mobile communication services	49.6	50.0	50.0	50.3

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the nine months ended September 30, 2015, the Company recorded Won 12.8 trillion in revenue and Won 1.3 trillion in operating income on a consolidated basis and Won 9.4 trillion in revenue and Won 1.3 trillion in operating income on a separate basis.

The number of subscribers (including MVNO subscribers) as of September 30, 2015 was 28.5 million, an increase of approximately 160,000 from the previous quarter due to the launching of new data-centric tariff plans. In particular, the number of smartphone subscribers as of September 30, 2015 was 20.3 million, an increase of approximately 340,000 from the previous quarter, propelled by 18.4 million LTE subscribers, solidifying the Company’s market leadership. Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. In December 2014, the Company launched tri-band LTE-A services. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services, full high definition mobile IPTV streaming services, and “T Baseball Multiview,” which allows users to watch multiple baseball games on one screen, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 18 years, 18 years and 16 years, respectively.

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SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

As subscribers to various bundled wireless and fixed-line products continue to increase, the IPTV business is evolving to satisfy diverse customer needs for media services through differentiated service offerings, including mobile IPTV, bundled wireless and IPTV products and ultra-high definition services for smart televisions. The market for our corporate business is also growing, with cloud computing, mobile offices and other new information and communications technologies being commercialized. The increased usage of smartphones and tablet computers, the pilot programming of commercial ultra-high definition television broadcasting services and competition for wideband LTE services have greatly increased data traffic, thereby further emphasizing the importance of fixed-line network infrastructure that is capable of handling large capacities of data traffic with stability and efficiency.

B.	Growth Potential

(Unit: in 1,000 persons)
Classification		As of September 30,	As of December 31,
		2015	2014	2013
Fixed-line Subscribers	High-speed Internet	19,938	19,199	18,738
	Fixed-line telephone	16,494	16,939	17,620
	IPTV (real-time)	11,338	10,840	8,522

*	Source: MSIP website and Korea Communications Commission website
*	The number of IPTV subscribers as of September 30, 2015 has not been announced by the MSIP, and the number shown above is as of March 31, 2015.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of September 30, 2015	As of December 31,
		2014	2013	2012
High-speed Internet (including resales)	25.1	25.1	24.4	24.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”))	17.2	17.0	16.9	16.7
IPTV	26.6	26.1	23.8	22.0

*	Source: MSIP website and the Korea Communications Commission website.

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*	With respect to VoIP services, the market share was calculated based on the number of VoIP subscribers among the Company, KT and LG U+.
*	The number of IPTV subscribers as of September 30, 2015 has not been announced by the MSIP, and the number shown above is as of March 31, 2015.

D.	Business Overview and Competitive Strengths

In 1999, the Company was the first in the world to commence commercial ADSL services. On the back of its premium technology and enhanced competitiveness achieved through bundled products, it is currently expanding subscriber base across all of its businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services and IPTV services as key strategic areas for mid- to long-term growth, exploiting opportunities in new ICT-based businesses that have led to revenue growth, and providing differentiated contents in its IPTV business by securing popular programming which includes exclusive children’s channels and live broadcasts of Major League Baseball games. In addition, the Company has reinforced its leadership in the ultra-high definition broadcasting market by launching ultra-high definition services that require no set-top boxes in April 2014 and by commercializing ultra-high definition set-top boxes for the first time in Korea in September 2014. Furthermore, the Company was the first in the industry to adopt solutions to upgrade full high definition to ultra-high definition, and the Company also strengthened the line-up of ultra-high definition contents by securing access to diverse contents provided by Sony and NBC Universal. Moreover, the Company provides the greatest number of channels in full high definition in the IPTV market due to its recent upgrade of all 130 live high definition channels to full high definition. The Company has also been selected by the government as the lead trial operator of gigabit (“GiGA”) Internet service to promote the discovery of new technologies and services related to the expansion of GiGA coverage within the hybrid fiber-coaxial network and provide GiGA Wi-Fi and other services. Furthermore, the Company has solidified its technological leadership by setting a worldwide precedent for providing “super” 8K ultra-high definition broadcasting service, which has resolution four times as high as the pre-existing 4K ultra-high definition broadcasting service in the IPTV industry.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

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A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

(3)	Media

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its commerce business such as 11th Street, Syrup, and OK Cashbag, its digital contents business such as T Store and its location-based service business such as T-Map Navigation, thereby ultimately increasing its enterprise value.

(1)	Commerce

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also rapidly growing in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market platform was successfully launched through a joint venture established in July 2013 with PT XM Axiata Tbk, a wireless telecommunications company in Indonesia. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015.

23

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns. Furthermore, Syrup is strengthening its service foundation and competitiveness through the continual release of vertical products such as Syrup Pay, Syrup Order and Syrup Table and the expansion of Merchant.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 19.9 million as of September 30, 2015, T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. The Company is also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

T Store, launched in September 2009, reached 24.0 million subscribers and cumulative downloads of 3.1 billion as of September 30, 2015, solidifying its leadership position in the application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 24.8% in the instant messenger market in Korea with 3.9 million net users during the month of September 2015. The Company’s Internet search portal service, “Nate,” had a page-view market share of 5.0% as of September 30, 2015. (Source: Korean Click, based on fixed-line access)

Satellite DMB service

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors of SK Telink resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

24

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T and others	9,909,101 (78%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	1,857,606 (15%)
Other	SK Planet Co., Ltd , SK Communications Co., Ltd., Iriver Inc. M&Service Co., Ltd.,	Internet portal service and e-commerce	OK Cashbag, NATE, T Store, T-Map Navigation and others	990,678 (8%)

Total				12,757,385 (100%)

[Wireless Business]

As of September 30, 2015, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 and the usage fee was Won 1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of September 30, 2015, broadband Internet and TV services comprised 54.9% of SK Broadband’s revenue, telephony service 19.5%, corporate data services 24.2% and other telecommunications services 1.4%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, T Store, 11th Street, T Map, OK Cashbag and others

Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2015	Network, systems and others	Capacity increase and quality improvement; systems improvement	20,000	10,674	—

Total					20,000	10,674	—

25

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2015	2016	2017
Network/Common	Network, systems and others	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A

Total		20,000	20,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

For the nine months ended September 30, 2015, the Company made the capital expenditures set out below in order to expand its client base and network infrastructure, and the Company expects that the total amount of capital investments in 2015 will be similar to that of 2014.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	For the nine months ended September 30, 2015	Backbone and subscriber network / others	Expand subscriber networks and facilities	3,706	1,217	To be determined
Telephone						50
Television						673
Corporate Data				Increase leased- line and integrated information system		1,142
Others				Expand networks and required space		624

Total					3,706	3,706

4.	Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the nine months ended September 30, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Wireless	Services	Mobile communication	Export	8,620	6,773	2,526
			Domestic	9,900,481	13,521,108	13,313,006
			Subtotal	9,909,101	13,527,881	13,315,532
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	65,725	63,608	28,002
			Domestic	1,791,881	2,386,312	2,296,387
			Subtotal	1,857,606	2,449,920	2,324,389
Other	Services	Display and Search ad., Content	Export	32,550	20,798	14,049
			Domestic	958,128	1,165,199	948,084
			Subtotal	990,678	1,185,997	962,133

Total			Export	106,895	91,179	44,577

			Domestic	12,650,490	17,072,619	16,557,477

			Total	12,757,385	17,163,798	16,602,054

26

(Unit: in millions of Won)
For the nine months ended September 30, 2015	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	11,197,968	2,328,102	1,536,305	15,062,375	(2,304,990)	12,757,385
Internal sales	1,288,867	470,496	545,627	2,304,990	(2,304,990)	—
External sales	9,909,101	1,857,606	990,678	12,757,385	—	12,757,385
Operating income (loss)	1,288,478	74,686	(57,010)	1,306,154	—	1,306,154

Profit (loss) for the period	—	—	—	—	—	1,630,447

Total assets	23,885,941	3,628,563	3,220,129	30,734,633	(2,175,913)	28,558,720

Total liabilities	9,545,761	2,323,767	1,098,331	12,967,859	(42,909)	12,924,950

5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap and interest rate swap contracts under cash flow hedge accounting as of September 30, 2015 are as follows.

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027

Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018

Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$80,577,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

B.	Treatment of Derivative Instruments on the Balance Sheet

As of September 30, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows.

(Unit: in millions of Won and thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Non-current assets:
Convertible option(*2) (face amounts of Won 100 billion)	—	—	—	—	8,983	8,983
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(53,080)	(16,946)	20,051	129,806	—	79,831
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(19,212)	(6,134)	72,364	—	—	47,018

27

Floating-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(9,430)	(3,010)	33,163	—	—	20,723
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(6,164)	—	39,548	—	—	33,384
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$80,577,000)	(4,334)	(1,384)	11,044	—	—	5,326

Total assets						195,265

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(8,219)	(2,624)	5,354	—	—	(5,489)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	3,264	1,042	(84,273)	—	—	(79,967)

Total liabilities						(85,456)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.

6.	Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)
Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Goods	Telcoware Co.	January 22, 2015	December 31, 2015	2014 B2B GOP Unmanned Security System Installation in eastern Korea	118
	Cremotech Co.	April 9, 2015	September 30, 2015	2015 Purchase of Smart Beam Laser Products	58
	Noori Telecom	November 8, 2012	April 30, 2015	2012 B2B Unit Price Contract for Wireless Modems to Remotely Read Meters of KEPCO’s Transformer Users	52
	SK Planet Co., Ltd.	August 27, 2015	December 31, 2016	2015-2016 Operation of T Mania Service	146
	Samsung Electronics Co., Ltd.	September 8, 2015	September 30, 2017	2015 B2B Tablets For Use in Renault Samsung Motors’ Vehicles	54
Construction	Kocom	January 9, 2015	December 31, 2015	2014 B2B GOP Unmanned Security System Installation in eastern Korea	60
Equipment	Oracle Korea	January 1, 2015	December 31, 2017	2015 B2B SK Planet Oracle DBMS ULA	49
Real Estate	SK Broadband Co., Ltd.	February 1, 2015	January 31, 2016	Namsan Office Building Lease Contract	52
Real Estate	Individuals	January 1, 2015	September 30, 2015	Purchase of land (Jeonju region and 17 others)	210
Subtotal					799

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[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested

KEPCO	Provision of electric facilities	From Jan. 2015 to Dec. 2015 (Unless special reasons arise, the usage period will be renewed annually)	Use of electricity poles

Seoul City Railway	Use of telecommunication line conduits	From Jan. 2012 to Dec. 2014 (Renewal in progress, expected to enter into a contract after deciding technical service unit price, to be applied retroactively to 2015 payments)	Use of railway telecommunication conduit (Serviced areas to expand)

Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress, currently in the process of transitioning to private network system, plans to enter into a contract once completed and the remaining work is confirmed)	Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress, currently in discussion to decide usage unit price, future plans to enter into a contract)	Use of railway telecommunication conduit (Serviced areas to expand)

Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress, in the completion stage of transitioning to private network system, currently reviewing whether to renew contract at the end of 2015)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

29

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
	Category	For the nine months ended September 30,	For the year ended December 31,		Remarks
		2015	2014	2013
	Raw material	907	530	38	—
	Labor	50,976	71,224	79,865	—
	Depreciation	106,849	176,975	158,158	—
	Commissioned service	27,417	67,802	22,923	—
	Others	45,515	81,221	102,668	—
	Total R&D costs	231,664	397,752	363,652	—
Accounting	Sales and administrative expenses	226,381	390,943	352,385	—
	Development expenses (Intangible assets)	5,283	6,809	11,267	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.82%	2.32%	2.19%	—

8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands by providing solutions such as registering and licensing of the brands.

B.	Business-related Intellectual Property

[SK Telecom]

The Company holds 4,391 Korean-registered patents, 338 U.S.-registered patents, 225 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 975 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 411 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of September 30, 2015, SK Planet held 2,637 registered patents, 128 registered design marks, 1,251 registered trademarks and five copyrights (including those held jointly with other companies) in Korea. It also holds 124 U.S.-registered patents, 92 Chinese-registered patents, 64 Japanese-registered patents, 34 E.U.-registered patents (all including patents held jointly with other companies) and 295 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of September 30, 2015, SK Communications held 85 registered patents, 26 registered design rights and 703 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

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III.     FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2015, December 31, 2014 and December 31, 2013 and for the nine months ended September 30, 2015 and 2014 and the years ended December 31, 2014 and 2013. The Company’s reviewed consolidated financial statements as of September 30, 2015 and December 31, 2014 and for the nine months ended September 30, 2015 and 2014, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013
Assets
Current Assets	5,573,261	5,083,148	5,123,415
• Cash and Cash Equivalents	1,263,748	834,429	1,398,639
• Accounts Receivable – Trade, net	2,555,497	2,392,150	2,257,316
• Accounts Receivable – Other, net	725,728	690,527	643,603
• Others	1,028,288	1,166,042	823,857
Non-Current Assets	22,985,459	22,858,085	21,453,100
• Long-Term Investment Securities	1,135,057	956,280	968,527
• Investments in Associates and Joint Ventures	6,771,515	6,298,088	5,325,297
• Property and Equipment, net	10,170,550	10,567,701	10,196,607
• Intangible Assets, net	2,199,204	2,483,994	2,750,782
• Goodwill	1,932,658	1,917,595	1,733,261
• Others	776,475	634,427	478,626

Total Assets	28,558,720	27,941,233	26,576,515

Liabilities
Current Liabilities	5,233,888	5,420,310	6,069,220
Non-Current Liabilities	7,691,062	7,272,653	6,340,738

Total Liabilities	12,924,950	12,692,963	12,409,958

Equity
Equity Attributable to Owners of the Parent Company	15,503,547	14,506,739	13,452,372
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	676,234	277,998	317,508
Retained Earnings	14,726,953	14,188,591	13,102,495
Reserves	55,721	(4,489)	(12,270)
Non-controlling Interests	130,223	741,531	714,185

Total Equity	15,633,770	15,248,270	14,166,557

Total Liabilities and Equity	28,558,720	27,941,233	26,576,515

Number of Companies Consolidated	39	40	28

	(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014	For the year ended December 31, 2014	For the year ended December 31, 2013
Operating Revenue	12,757,385	12,874,772	17,163,798	16,602,054
Operating Income	1,306,154	1,335,052	1,825,105	2,011,109
Profit Before Income Tax	1,630,447	1,606,342	2,253,828	1,827,101
Profit for the Period	1,222,432	1,295,950	1,799,320	1,609,549
Profit for the Period Attributable to Owners of the Parent Company	1,222,585	1,299,898	1,801,178	1,638,964
Profit for the Period Attributable to Non-controlling Interests	(153)	(3,948)	(1,858)	(29,415)
Basic Earnings Per Share (Won)	16,949	18,206	25,154	23,211
Diluted Earnings Per Share (Won)	16,949	18,206	25,154	23,211

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B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2015, December 31, 2014 and December 31, 2013 and for the nine months ended September 30, 2015 and 2014 and the years ended December 31, 2014 and 2013. The Company’s reviewed separate financial statements as of September 30, 2015 and December 31, 2014 and for the nine months ended September 30, 2015 and 2014, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013
Assets
Current Assets	3,133,073	2,689,913	2,817,782
• Cash and Cash Equivalents	523,839	248,311	448,459
• Accounts Receivable – Trade, net	1,636,670	1,559,281	1,513,138
• Accounts Receivable – Other, net	463,780	305,990	388,475
• Others	508,784	576,331	467,710
Non-Current Assets	20,011,649	20,022,549	20,009,637
• Long-Term Investment Securities	672,572	608,797	729,703
• Investments in Subsidiaries and Associates	8,650,617	8,181,769	8,010,121
• Property and Equipment, net	7,308,398	7,705,906	7,459,986
• Intangible Assets, net	1,670,874	1,928,169	2,239,167
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	402,952	291,672	264,424

Total Assets	23,144,722	22,712,462	22,827,419

Liabilities
Current Liabilities	3,355,378	3,378,046	4,288,073
Non-Current Liabilities	5,744,773	5,792,195	5,223,938

Total Liabilities	9,100,151	9,170,241	9,512,011

Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	859,638	433,894	433,894
Retained Earnings	13,204,177	12,996,790	12,665,699
Reserves	(63,883)	66,898	171,176
Total Equity	14,044,571	13,542,221	13,315,408

Total Liabilities and Equity	23,144,722	22,712,462	22,827,419

	(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014	For the year ended December 31, 2014	For the year ended December 31, 2013
Operating Revenue	9,418,994	9,831,961	13,012,644	12,860,379
Operating Income	1,270,116	1,284,686	1,737,160	1,969,684
Profit Before Income Tax	1,188,977	1,014,801	1,321,750	1,220,797
Profit for the Period	889,374	810,182	1,028,541	910,157
Basic Earnings Per Share (Won)	12,297	11,303	14,262	12,837
Diluted Earnings Per Share (Won)	12,297	11,303	14,262	12,837

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2.	Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2015
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,855,671	244,904	9%
Loans	128,434	25,515	20%
Accounts receivable – other	800,663	72,547	9%
Accrued income	11,470	—	0%
Guarantee deposits	303,662	—	0%

Total	4,099,900	342,966	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2014
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,682,595	221,909	8%
Loans	157,934	27,694	18%
Accounts receivable – other	772,711	78,588	10%
Accrued income	10,134	—	0%
Guarantee deposits	289,009	—	0%

Total	3,912,383	328,191	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2013
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,495,155	224,685	9%
Loans	164,306	27,469	17%
Accounts receivable – other	715,405	71,802	10%
Accrued income	11,970	29	0%
Guarantee deposits	252,148	—	0%

Total	3,638,984	323,985	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Beginning balance	328,191	323,985	300,668
Increase of allowance for doubtful accounts	51,425	63,697	79,330
Reversal of allowance for doubtful accounts	—	—	(359)
Write-offs	(58,100)	(89,529)	(76,697)
Other	21,450	30,039	21,042

Ending balance	342,966	328,191	323,985

33

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

	(Unit: in millions of Won)
	As of September 30, 2015
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – trade	2,557,236	57,524	155,596	85,315	2,855,671
Percentage	89.6%	2.0%	5.5%	3.0%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the nine months ended September 30, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Merchandise	241,224	246,738	161,928
Goods in transit	—	—	—
Other inventories	30,771	20,929	15,192

Total	271,995	267,667	177,120

Percentage of inventories to total assets [ Inventories / Total assets ]	0.95%	0.96%	0.67%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	7.01	7.55	6.20

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes 4(5) to 4(7) and 4(16) of the notes to our audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013 for more information.

34

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

(As of September 30, 2015)	(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 54	Sept. 12, 2006	Sept. 12, 2016	200,000	Sept. 4, 2006	Shinhan Investment Corp.
Unsecured Bond – Series 57-2	March 3, 2008	March 3, 2018	200,000	Feb. 22, 2008	Shinhan Investment Corp.
Unsecured Bond – Series 59-1	Jan. 22, 2009	Jan. 22, 2016	40,000	Jan. 14, 2009	Samsung Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on October 27, 2015

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 60-1	March 5, 2009	March 5, 2016	230,000	Feb. 24, 2009	NH Investment & Securities Co., Ltd.
Unsecured Bond – Series 61-1	Dec. 27, 2011	Dec. 27, 2016	110,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on October 28, 2015

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

35

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on October 27, 2015

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2015

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-4	July 17, 2015	July 17, 2030	50,000	July 9, 2015	Korea Securities Finance Corp.

36

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Expected to submit after 2015 3Q Business Report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

(As of September 30, 2015)	(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 36-3	Jan. 19, 2012	Jan. 19, 2017	100,000	January 11, 2012	Samsung Securities Co., Ltd.
Unsecured Bond – Series 37-2	Oct. 12, 2012	Oct. 12, 2017	120,000	October 8, 2012	Hanwha Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 10 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Compliant

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-1	April 2, 2014	Oct. 2, 2016	80,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-1	Jan. 14, 2015	Jan. 14, 2018	50,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Compliant

37

[SK Telink]

The following are key terms and conditions of bonds issued by SK Telink.

(As of September 30, 2015)	(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Underwriting Agreement	Underwriter
Unsecured Bond – Series 3	Nov. 29, 2011	Nov. 29, 2015	10,000	Nov. 21, 2011	Samsung Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 500% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on Sept. 11, 2015

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IV. AUDITOR’S OPINION

1.	Auditor (Consolidated)

Nine months ended June 30, 2015	Year ended December 31, 2014	Year ended December 31, 2013
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Nine months ended June 30, 2015	—	—
Year ended December 31, 2014	Unqualified	N/A
Year ended December 31, 2013	Unqualified	N/A

3.	Auditor (Separate)

Nine months ended March 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Nine months ended June 30, 2015	—	—
Year ended December 31, 2014	Unqualified	N/A
Year ended December 31, 2013	Unqualified	N/A

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

		(Unit: in millions of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2015	KPMG Samjong Accounting Corp.	Semi-annual review	1,320	19,008
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2014	KPMG Samjong Accounting Corp.	Semi-annual review	1,280	17,890
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2013	KPMG Samjong Accounting Corp.	Semi-annual review	1,250	17,796
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

39

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2015	January 9, 2015	Audit of public WiFi	January 9-January 23, 2015	85
	September 30, 2015	Confirmation of debt ratio	September 30, 2015-October 5, 2015	30
Year ended December 31, 2014	March 18, 2014	Due diligence of assets	March 18-April 2, 2014	50
	May 28, 2014	Tax advice	May 28-September 23, 2014	42
	June 12, 2014	Review of revised local tax laws	June 12-July 14, 2014	22
Year ended December 31, 2013	N/A	—	—	—

6.	Change of Independent Auditors

Not applicable.

40

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.	Board of Directors

A. Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors and two inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of September 30, 2015)
Total number of persons	Inside directors	Independent directors
6	Dong Hyun Jang, Dae Sik Cho	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn

At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was newly elected as an inside director. At the meeting of the Board of Directors held on March 20, 2015, Jay Young Chung was appointed as the chairman of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
371st (the 1st meeting of 2015)	February 5, 2015

•       Financial statements as of and for the year ended December 31, 2014

•       Annual business report as of and for the year ended December 31, 2014

•       Bond offering

•       Lease contract of Namsan office building with SK Broadband

•       Report of internal accounting management

•       Report for the period after the fourth quarter of 2014

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

372nd (the 2nd meeting of 2015)	February 24, 2015	• Convocation of the 31st General Meeting of Shareholders • Report of internal accounting management	Approved as proposed —

373rd (the 3rd meeting of 2015)	March 20, 2015

•       Election of the representative director

•       Election of the chairman of the Board of Directors

•       Election of committee members

•       Financial transactions with affiliated company (SK Securities)

•       Share Exchange with SK Broadband

•       Disposal of treasury shares

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

374th (the 4th meeting of 2015)	April 23, 2015	• Additional investment in Neosnetworks • Reappointment of compliance officer • Provision of funds for management of the 2015 SUPEX meetings • Report for the period after the first quarter of 2015	Approved as proposed Approved as proposed Approved as proposed —

375th (the 5th meeting of 2015)	May 6, 2015	• Approval of Share Exchange Agreement with SK Broadband	Approved as proposed

376th (the 6th meeting of 2015)	May 29, 2015	• Purchase of SK Broadband shares • Report in relation to the equity spinoff for SK Planet’s cloud streaming business	Approved as proposed —

41

Meeting	Date	Agenda	Approval

377th (the 7th meeting of 2015)	June 25, 2015

•       Transactions with SK C&C in the third quarter of 2015

•       Transactions with INFOSEC Co., Ltd. in the third quarter of 2015

•       Bond offering

•       Transactions regarding corporate bonds with affiliated company (SK Securities)

•       Financial transactions with affiliated company (SK Securities)

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

378th (the 8th meeting of 2015)	July 23, 2015

•       Service transactions with SK (China) Enterprise Management Co., Ltd.

•       Investment in Entrix Co., Ltd.

•       Extension of maturity of KIF(Korea IT Fund)

•       Extension of SK Telecom’s CVC

•       Payment of interim dividends

•       Report on the financial results for the first half of 2015

•       Report for the period after the second quarter of 2015

•       Status of SK Telecom’s media business

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — — —

379th (the 9th meeting of 2015)	September 24, 2015

•       Next generation information technology business proposal

•       Transactions with INFOSEC Co., Ltd. in the fourth quarter of 2015

•       Transactions with SK Holdings in the fourth quarter of 2015

•       Transactions of marketable securities with SK Planet

•       Acquisition of treasury shares

•       Transactions regarding corporate bonds with affiliated company (SK Securities)

•       Financial transactions with affiliated company (SK Securities)

•       Plans for participation in internet bank consortium

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

*	The line items that do not show approval are for reporting purposes only.
*	The term of Hyun Chin Lim ended on March 20, 2015.

C.	Committees within Board of Directors

(1)	Committee structure (as of September 30, 2015)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

42

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Dae Shick Oh, Jae Hyeon Ahn,	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Dong Hyun Jang	Jae Hoon Lee, Jae Hyeon Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

Major activities of the Audit Committee as of September 30, 2015 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2015	February 4, 2015

•       Report of internal accounting management system

•       Review of business and audit results for the second half of 2014 and business and audit plans for 2015

•       Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•       Service contract with SKTCH

•       Transactions with INFOSEC Co., Ltd. in the first quarter of 2015

•       Engagement of Independent Auditing Firm for 2015 to 2017

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

43

Meeting	Date	Agenda	Approval
The 2nd meeting of 2015	February 23, 2015

•       Report on the IFRS audit of fiscal year 2014

•       Report on review of 2014 internal accounting management system

•       Evaluation of internal accounting management system operation

•       Agenda and document review for the 31st General Meeting of Shareholders

•       Auditor’s report for fiscal year 2014

•       Construction of fixed-line and wireless networks in 2015

•       Contract for payment of customer appreciation gifts in 2015

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 3rd meeting of 2015	March 19, 2015	• Transactions with SK C&C Co., Ltd. in the second quarter of 2015 • Transactions with INFOSEC Co., Ltd. in the second quarter of 2015 • Transaction with SK Planet Co., Ltd. for VIP program in 2015	Approved as proposed Approved as proposed Approved as proposed
The 4th meeting of 2015	April 22, 2015

•       Election of the chairman

•       Purchase of maintenance, repair and operations items from Happynarae Co., Ltd.

•       Remuneration for outside auditor for fiscal year 2015

•       Outside auditor service plan for fiscal year 2015

•       Audit plan for fiscal year 2015

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
The 5th meeting of 2015	May 29, 2015	• Construction of fixed-line and wireless networks in 2015	Approved as proposed
The 6th meeting of 2015	July 22, 2015

•       Remuneration increase for outside auditors for fiscal year 2015

•       Review report of outside auditors for the first half of fiscal year 2015

•       Review of business and audit results for the first half of 2015 and business and audit plans for the second half of 2015

Approved as proposed — —

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A. Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

44

VII.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2015)					(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	4,000	0.00	1,067	0.00
Dong Hyun Jang	Officer of the Company	Common share	0	0.00	251	0.00
Myung Hyun Cho	Officer of affiliated company	Common share	0	0.00	60	0.00

Total		Common share	20,368,290	25.22	20,364,930	25.22

B.	Overview of the Largest Shareholder

SK Holdings Co., Ltd. (“SK Holdings”) is a holding company in accordance with the Fair Trade Act and as of September 30, 2015, has ten subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK E&C Co., Ltd., SK Shipping Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd., SK Forest Co., Ltd. and INFOSEC Co., Ltd.

Details of the subsidiaries of SK Holdings are as follows:

			(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,072,937	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	5,080,681	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	706,229	Trading and Energy	Publicly Listed
SKC Co., Ltd.	41.8%	548,654	PET Film Manufacturing and Chemical Products	Publicly Listed
SK E&C Co., Ltd.	44.5%	545,300	Infrastructure, Architectural Housing and Plant Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	332,400	Ocean Freight	Privately Held
SK E&S Co., Ltd.	100.0%	2,600,000	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	328,702	Biotechnology	Privately Held
SK Forest Co., Ltd.	100.0%	61,387	Forestry and Landscaping	Privately Held
INFOSEC Co., Ltd.	99.4%	43,753	Information Protection	Privately Held

*	The above shareholdings are based on common share holdings as of September 30, 2015.

SK Holdings is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Holdings is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

45

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of their total assets based on the financial statements as of September 30, 2015. SK Innovation Co., Ltd. and SK Telecom Co., Ltd. are two such subsidiaries.

2.	Matters Relevant to the Largest Shareholder

As of September 30, 2015, SK Holdings, the company’s largest shareholder, held 20,363,452 shares (25.22%) and, including affiliated parties, held 20,364,930 shares (25.22%).

3.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of September 30, 2015)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks

SK Holdings	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company (ownership of 200 shares of the Company)
	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
	June 9, 2015	20,365,006	25.22

Purchase through the Share Exchange between SK Broadband and SK Telecom (Shin Won Chey, SKC’s Chairman, purchased 1,067 shares, and Myung Hyun Cho, SK Broadband’s independent director, purchased 136 shares)

	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares

*	Shares held are the sum of shares held by SK Holdings and its related parties.

4.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	9,974,658	12.35	As of June 30, 2015
2	SK Holdings	20,363,452	25.22	As of September 30, 2015
3	SK Telecom	8,116,551	10.05	As of September 30, 2015, Treasury shares
4	National Pension Service	6,560,727	8.13	As of August 21, 2015
Shareholdings under the Employee Stock Ownership Program		67	0.00	As of September 30, 2015

46

B.	Shareholder Distribution

(As of June 30, 2015)				(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	56,778	99.87%	34,906,951	43.23%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

5.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		September 2015	August 2015	July 2015	June 2015	May 2015	April 2015
Common stock	Highest	263,000	258,000	257,000	262,500	281,500	293,500
	Lowest	241,000	238,000	237,000	240,500	246,500	262,500
Monthly transaction volume		3,739,852	4,385,257	3,564,039	3,727,042	4,782,569	4,506,099

B.	Foreign Securities Market

New York Stock Exchange			(Unit: in U.S. dollars and number of American Depositary Receipts)
Types		September 2015	August 2015	July 2015	June 2015	May 2015	April 2015
Depository	Highest	24.47	24.46	25.22	26.00	29.61	30.07
Receipt	Lowest	22.51	22.08	22.55	23.96	24.44	26.49
Monthly transaction volume		12,084,913	9,995,140	10,941,676	11,842,065	13,521,822	12,349,916

47

VIII. EMPLOYEES AND DIRECTORS

1.	Employees

(As of September 30, 2015)					(Unit: in persons and millions of Won)
Classification	Number of employees				Average service year	Aggregate wage for the year 2015	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,423	75	—	3,498	12.7	289,889	81	—
Female	487	57	—	544	9.9	32,730	57	—
Total	3,910	132	—	4,042	12.3	322,619	78	—

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of February 2015).
*	Average wage per person was calculated based on the average number of employees for the nine months ended September 30, 2015 (Total: 4,148, Male: 3,574 Female: 574)

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of September 30, 2015)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	6	12,000

B.	Amount Paid

(As of September 30, 2015)		(Unit: in millions of Won)
Classification	Number of Directors*	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	4	2,098	525
Independent Directors	2	101	51
Audit Committee Members	2	152	51

Total	9	2,351	—

3.	Individual Compensation of Directors

A.	Amount Paid

(As of September 30, 2015)		(Unit: in millions of Won)
Name	Title	Aggregate Amount Paid
Sung Min Ha	Chief Executive Officer and President	716
Dong Seob Jee	Head of Strategy & Planning Office	527

48

B.	Method of Calculation

Name	Method of calculation

Sung Min Ha

Total remuneration

•    Won 716 million (consisting of Won 163 million in salary and Won 553 million in bonus).

•    Did not receive any other income or retirement income.

Salary

•    Annual salary is set within the executive compensation limit established by the board of directors and reflects the relevant position of the director.

•    Annual salary is equally divided and paid on a monthly basis.

Bonus

•     Bonus is awarded based on performance in the previous year and is composed of target incentive payments and profit sharing payments.

•     Bonus in the range of 0 to 200% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as leadership, meeting the Company’s strategy plans, expertise and other contributions.

•    Financial indicators: For the year ended December 31, 2014, the Company met its financial targets with revenue of Won 17.2 trillion and operating profit of Won 1.8 trillion.

•    Non-financial indictors: Mr. Ha contributed to the Company’s market leadership position despite intensified competition in the industry (maintaining number one position in the industry by National Customer Satisfaction Index for the previous 17 years and being first to commercialize L3 technology globally) and enhanced mid-to-long term sustainability by establishing the foundation of its growth business areas of solutions, IPTV and healthcare.

Dong Seob Jee

Total remuneration

•    Won 527 million (consisting of Won 82 million in salary, Won 441 million in bonus and Won 4 million in other income).

•    Did not receive any retirement income.

Salary

•    Annual salary is set within the executive compensation limit established by the board of directors and reflects the relevant position of the director.

•    Annual salary is equally divided and paid on a monthly basis.

Bonus

•    Bonus is awarded based on performance in the previous year and is composed of target incentive payments and profit sharing payments.

•    Bonus in the range of 0 to 200% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as leadership, meeting the Company’s strategy plans, expertise and other contributions.

•    Financial indicators: For the year ended December 31, 2014, the Company met its financial targets with revenue of Won 17.2 trillion and operating profit of Won 1.8 trillion.

•    Non-financial indictors: Mr. Jee contributed to increasing the Company’s corporate value by changing the market perception of the Company to be more positive.

Other income

•    Other income consists of payment of medical expenses and tuition in accordance with the Company’s guidelines.

49

IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	1,221	—	—	1,221	—	—

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction date	Base date	Transaction items	Transaction amount
Neosnetworks	Affiliate	Acquisition of shares	April 29, 2015	—	Registered common shares	39,999

B.	Acquisition and Sale of Securities

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction date	Base date	Transaction items	Transaction amount
SK Broadband	Affiliate	Purchase of shares	June 1, 2015	—	Registered common shares	186,817
SK Planet	Affiliate	Property dividends	September 30, 2015	—	Registered common shares	140,834

C.	Transfer of Assets

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Assets	Purpose of Transfer	Date of Transfer	Purchase Price	Sale Price
SK Broadband	Affiliate	Vehicles and transportation equipment	Disposition of assets	March 17, 2015	—	32	—
SK Planet	Affiliate	Machinery and equipment	Disposition of assets	March 31, 2015	—	1	—
PS&Marketing	Affiliate	Vehicles, computer software and trademark rights	Transfer of Business	April 30, 2015	—	152	—
SK Innovation	Affiliate	Incidental expenses for the acquisition of aircraft	Disposition of assets	July 31, 2015	—	1,743
SK Telesys	Affiliate	Machinery and equipment	Disposition of assets	July 29, 2015	—	21
Total					—	1,949	—

50

D.	Transfer of Business

None.

3.	Transactions with the Largest Shareholder

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction period	Transaction items	Transaction amount
PS&Marketing	Affiliate	Sales/Purchases	January 1, 2015 to September 30, 2015	Marketing commissions, etc.	596,959
SK Broadband	Affiliate	Sales/Purchases	January 1, 2015 to September 30, 2015	Interconnection revenues, etc.	527,334
SK Planet	Affiliate	Sales/Purchases	January 1, 2015 to September 30, 2015	Contents usage fees, etc.	504,872

4.	Related Party Transactions

See note 34 of the notes to our consolidated financial statements attached hereto for more information regarding related party transactions.

5.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	82,739	296,601	(336,856)	42,484	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—
Wave City Development, Inc.	Investee	Short-term loans	1,200	500	—	1,700	—	—

51

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date	Resolution	Description	Status

September 24, 2015	Acquisition of treasury shares

1.      Expected acquisition: 2,020,000 common shares

2.      Expected acquisition cost: Won 523.2 billion

3.      Expected acquisition period: September 25, 2015-December 24, 2015

4.      Purpose of acquisition: To raise shareholder value through stabilization of stock price

The Company is currently in the process of purchasing treasure shares and plans to report the results of the acquisition without delay once the planned purchase of treasury shares is complete

November 2, 2015	Acquisition of other company shares and investment securities

1.      Issuing company: CJ HelloVision, Co., Ltd.

2.      Expected acquisition: 23,234,060 common shares (30.0%)

3.      Amount to be paid: Won 500 billion

4.      Acquisition Method: cash

5.      Purpose of acquisition: To secure position as the next generation media platform provider through merger with subsidiary SK Broadband

The expected acquisition date is April 4, 2016, subject to change depending on when the closing conditions are met, including obtaining approval from the relevant authorities

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution

27th Fiscal Year Meeting of Shareholders (March 11, 2011)

1.      Approval of the financial statements for the year ended December 31, 2010

2.      Approval of Remuneration Limit for Directors

3.      Amendment to Company Regulation on Executive Compensation

4.      Election of directors

•       Election of inside directors

•       Election of independent directors

•       Election of independent directors as Audit Committee members

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Won 12 billion)

Approved (Sung Min Ha, Jin Woo So)

Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)

Approved (Jay Young Chung, Jae Ho Cho)

1st Extraordinary Meeting of Shareholders of 2011 (August 31, 2011)	1. Approval of the Spin-off Plan 2. Election of director	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)

28th Fiscal Year Meeting of Shareholders (March 23, 2012)

1.      Approval of the financial statements for the year ended December 31, 2011

2.      Amendment to Articles of Incorporation

3.      Election of directors

•       Election of an inside director

•       Election of an inside director

•       Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Young Tae Kim) Approved (Dong Seob Jee) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim) Approved (Won 12 billion)

52

Date	Agenda	Resolution

29th Fiscal Year Meeting of Shareholders (March 22, 2013)

1.      Approval of the financial statements for the year ended December 31, 2012

2.      Amendments to Articles of Incorporation

3.      Election of directors

•       Election of an inside director

•       Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion)

30th Fiscal Year Meeting of Shareholders (March 21, 2014)

1.      Approval of the financial statements for the year ended December 31, 2013

2.      Amendments to Articles of Incorporation

3.      Election of directors

•       Election of an inside director

•       Election of an independent director

•       Election of an independent director

•       Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Sung Min Ha)

Approved (Jay Young Chung)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

31st Fiscal Year Meeting of Shareholders (March 20, 2015)

1.      Approval of the financial statements for the year ended December 31, 2014

2.      Amendments to Articles of Incorporation

3.      Election of directors

•       Election of an inside director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dong Hyun Jang) Approved (Jae Hoon Lee) Approved (Won 12 billion)

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Matters

None.

53

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Dispute to dismiss an order to compensate for damages	October 2014	715,121	Pending before appellate court
Others		254,058
Total	—	969,179	—

(2)	SK Broadband as the defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Haein Networks Co., Ltd.	March 2013	101,000	Pending before district court
Damages claim by Mag Telecom Co., Ltd. and others	January 2012	606,000	Pending before district court
Damages claim by GT Com Co., Ltd.	March 2014	101,000	Pending before district court
Others		190,923

Total	—	998,923	—

The Company does not believe that the outcome of any of the proceedings in which SK Broadband is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 1.2 billion to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 14.6 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 18.1 billion to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

SK Broadband has entered into revolving credit facilities with a limit of Won 100 billion with Shinhan Bank and one other financial institution in relation to the Company’s loans.

[SK Planet]

A.	Material Legal Proceedings

As of September 30, 2015, there were seven pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claim was Won 54.8 million. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

54

B.	Other Contingent Liabilities

None.

[SK Communications]

A.	Material Legal Proceedings

As of September 30, 2015, the aggregate amount of claims was Won 1.2 billion. The Company successfully defended some but not all suits relating to a leak of personal information of subscribers of NATE. Relevant proceedings remain pending at various courts in Korea. The management cannot reasonably forecast the outcome of the pending proceedings, and as a result, adjustments were not made in the financial statements of the Company. The Company does not believe that the outcome of any of the proceedings in which SK Communications is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of September 30, 2015 are set forth in the table below.

	(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional deposit guarantee insurance for bonds	180,000
	Provisional deposit guarantee insurance for bonds	688,000

	Total	1,568,000

[PS&Marketing]

A.	Other Contingent Liabilities

Shinhan Bank has provided a payment guarantee of Won 3 billion for PS&Marketing’s purchase of mobile devices from Apple Korea Ltd.

3.	Status of sanctions, etc.

[SK Telecom]

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company filed an administrative proceeding to appeal the order and the Seoul High Court ruled against it on October 29, 2014. The Company appealed the decision, and the case is currently pending before the Supreme Court of Korea.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Fair Trade Commission issued correctional orders and imposed fines on the Company and seven affiliated companies for alleged unfair advantage provided to SK C&C, an affiliated company, in services fees for information technology system management and operation. The Company and SK Planet were imposed fines of Won 25,042 million and Won 1,349 million, respectively. The Company and the seven affiliated companies appealed the orders and on May 14, 2014, won the suit at the Seoul High Court. The Fair Trade Commission appealed the decision, and the case is currently pending before the Supreme Court of Korea.

55

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of Won 6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of Won 100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company paid the fine by May 10, 2013.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of Won 3.14 billion and issued a correctional order in a case for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

On July 18, 2013, the Korea Communications Commission imposed on the Company a fine of Won 36.5 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by August 2013.

On August 21, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated procedural regulations related to terms and conditions of usage. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by November 2013.

On September 16, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to wholesale provision of telecommunication services. The Company completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by October 2013.

On November 15, 2013, the Korea Communications Commission imposed a fine of Won 676 million and issued a correctional order for limiting termination of telecommunication services. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by December 2013.

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of Won 56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

56

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, our former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of Won 800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of Won 934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

On March 26, 2015, the Korea Communications Commission imposed on the Company a fine of Won 23.5 billion, imposed a suspension on acquiring new customers for seven days, and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and implemented the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in May 2015. The suspension on acquiring new customers was implemented from October 1, 2015 to October 7, 2015.

On May 13, 2015, the Korea Communications Commission imposed on the Company a fine of Won 3.56 billion and issued a correctional order for violating its obligations to protect personal information (a fine of Won 360 million imposed for violation of its obligations to protect personal information and Won 3.2 billion imposed for damaging users’ interests). The Company paid the fine in July 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in September 2015. Whether the correctional order on the violation of obligations to protect personal information will be enforced depends on the Court’s ruling following the Company’s filing of an administrative proceeding to appeal the order on June 24, 2015.

On May 28, 2015, the Korea Communications Commission imposed on the Company a fine of Won 350 million and issued a correctional order for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine in August 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in October 2015.

[SK Broadband]

(1)	Violation of the Telecommunications Business Act

•	Date: May 28, 2015

•	Subject: SK Broadband

•

Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

57

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its enforcement ordinance by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Established plans to manage distribution network related to the misleading and exaggerated advertisements.

•	Company’s Plan: Make an official announcement about having received the correctional order and improve operational procedures.

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: July 11, 2014

•	Subject: SK Broadband

•	Sanction: SK Broadband received a correctional order (relating to the failure to notify consumers of information relating to cancellations of purchases) and a fine of Won 1 billion.

•

Reason and the Relevant Law: Violated Article 13 of the Act on Consumer Protection in Electronic Commerce by not having notified consumers of the procedures for cancellation of purchases for paid IPTV contents.

•	Status of Implementation: Implemented voluntary improvements to notify consumers of cancellation procedures for such purchase prior to a decision by the Fair Trade Commission.

•	Company’s Plan: Implement the correctional order and pay the fine.

(3)	Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 16, 2014

•	Subject: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 3 million.

•

Reason and the Relevant Law: Violated Articles 59 and 76 of the Act on Facilitation of the Use of Information Network and Protection of Information and Article 76 of the Enforcement Decree of the Act by not having designated proper contacts for the users of telecommunications billing services to raise objections and protect rights and interests of the users and by not having provided the contact information on the Internet or other means of communication.

•

Status of Implementation: Paid the fine, designated contact persons for user protection of telecommunications billing services, provided contact information on the Company’s website, and paid the fine.

•	Company’s Plan: Designate contact persons for user protection of telecommunications billing services and provide contact information to users.

(4)	Violation of the Telecommunication Business Act

•	Date: August 21, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

58

•

Reason and the Relevant Law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act for use of subscription agreements that omitted certain material terms and conditions pertaining to high-speed Internet usage.

•

Status of Implementation: Completed revision of subscription agreements to include material terms and conditions pertaining to high-speed Internet usage. Has distributed information sheets on current terms and conditions to new subscribers since November 25, 2013.

•	Company’s Plan: Improve operations including through revision of subscription agreements.

(5)	Violation of the Telecommunication Business Act

•	Date: June 5, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Improperly delayed cancellations of high-speed Internet subscribers and violated Articles 42 and 50 of the Telecommunication Business Act.

•

Status of Implementation: Improving operating procedures to stop the prohibited practice due for completion in August, completed amendment of the terms of service and published the sanction in newspapers.

•	Company’s Plan: Improve cancellation procedures to prevent recurrence of the cancellation delays.

(6)	Violation of accounting rules

•	Date: December 13, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 39 million from the Korea Communications Commission.

•	Reason and the relevant law: Business report for 2011 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Will improve accounting management system.

(7)	Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

•

Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

59

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan: Continuous management of the company’s distribution network and improve the company’s distribution structure.

(8)	Violation of accounting rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: To improve accounting management system.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: August 21, 2015

•	Subject: SK Telink

•	Sanction: SK Telink received a correctional order and a fine of Won 480 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 and Article 50-2 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to inform or giving false information about key terms of the contract and failing to deliver usage contract

•

Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in a newspaper (October 2015), improved operating procedures related to recruitment of users through phone solicitation calls and paid the fine (October 2015).

•	Company’s Plan: To accurately inform consumers of key terms of the contract and distribute usage contract by mail after entering into contract.

4.	Important Matters That Occurred After September 30, 2015

[SK Telecom]

On November 2, 2015, the Company’s board of directors resolved to acquire shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”), and on the same day, signed a share purchase agreement with CJ O Shopping Co., Ltd. (“CJ O Shopping”). The Company plans to acquire 23,234,060 shares of CJ HelloVision on April 1, 2016. The Company also expects to give CJ O Shopping a put option and receive a call option with respect to all or some of the CJ HelloVision shares that are owned by CJ O Shopping as of April 1, 2016. See the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2015 with respect to its decision on acquisition of shares of CJ HelloVision for more information.

60

[SK Broadband]

On November 2, 2015, the board of directors of SK Broadband approved the merger agreement with CJ HelloVision. SK Broadband will merge with and into CJ HelloVision, such that CJ HelloVision will be the surviving entity and SK Broadband will be the non-surviving entity. SK Telecom will be the largest shareholder of the surviving company with a 75.29% equity stake. The date of the general meeting of shareholders to approve the merger agreement will be January 26, 2016, and the merger date will be April 1, 2016. See the Company’s Form 6-K furnished to the SEC on November 4, 2015 with respect to the decision on merger of SK Broadband for more information.

[SK Communications]

On September 24, 2015, SK Telecom and SK Planet entered into a stock purchase agreement with respect to the shares of SK Communications such that SK Telecom became the largest shareholder of SK Communications as of October 1, 2015.

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of September 30, 2015)				(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds*	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

*	In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135.1 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders.

61

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2015 and 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of September 30, 2015, the related condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2015 and 2014, the condensed consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2015, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 6, 2015

This report is effective as of November 6, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of September 30, 2015 and December 31, 2014

(In millions of won)	Note	September 30, 2015		December 31, 2014
Assets
Current Assets:
Cash and cash equivalents	32,33	￦	1,263,748	834,429
Short-term financial instruments	5,32,33,34,35		289,758	313,068
Short-term investment securities	8,32,33		137,246	280,161
Accounts receivable - trade, net	6,32,33,34		2,555,497	2,392,150
Short-term loans, net	6,32,33,34		40,195	74,512
Accounts receivable - other, net	6,32,33,34		725,728	690,527
Prepaid expenses			154,324	134,404
Inventories, net	7		271,995	267,667
Assets classified as held for sale	9		14,020	10,510
Advanced payments and other	6,8,32,33,34		120,750	85,720

Total Current Assets			5,573,261	5,083,148

Non-Current Assets:
Long-term financial instruments	5,32,33,35		10,627	631
Long-term investment securities	8,32,33		1,135,057	956,280
Investments in associates and joint ventures	11		6,771,515	6,298,088
Property and equipment, net	12,34,35		10,170,550	10,567,701
Investment property, net	13		15,130	14,997
Goodwill	14		1,932,658	1,917,595
Intangible assets, net	15		2,199,204	2,483,994
Long-term loans, net	6,32,33,34		62,724	55,728
Long-term accounts receivable - other	6,32,33		2,388	3,596
Long-term prepaid expenses	35		63,729	51,961
Guarantee deposits	5,6,32,33,34		301,807	285,144
Long-term derivative financial assets	21,32,33		195,265	70,035
Deferred tax assets	30		23,649	25,083
Other non-current assets	6,32,33		101,156	127,252

Total Non-Current Assets			22,985,459	22,858,085

Total Assets		￦	28,558,720	27,941,233

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of September 30, 2015 and December 31, 2014

(In millions of won)	Note	September 30, 2015		December 31, 2014
Liabilities and Equity
Current Liabilities:
Short-term borrowings	16,32,33	￦	395,000	366,600
Current installments of debentures and long-term borrowings, net	16,32,33		730,118	590,714
Current installments of finance lease liabilities	19,32,33		687	3,804
Current installments of long-term payables - other	17,32,33		119,566	189,389
Accounts payable - trade	32,33,34		334,438	275,495
Accounts payable - other	32,33,34		978,921	1,381,850
Withholdings	32,33,34		1,073,877	1,053,063
Accrued expenses	32,33		877,909	952,418
Income tax payable	30		319,668	99,236
Unearned revenue			237,529	327,003
Provisions	18		38,406	51,075
Advanced receipts			127,679	129,255
Liabilities classified as held for sale	9		—	408
Other current liabilities			90	—

Total Current Liabilities			5,233,888	5,420,310

Non-Current Liabilities:
Debentures, excluding current installments, net	16,32,33		6,168,839	5,649,158
Long-term borrowings, excluding current installments	16,32,33		134,832	149,720
Long-term payables - other	17,32,33		579,888	684,567
Long-term unearned revenue			3,106	19,659
Finance lease liabilities	19,32,33		—	26
Defined benefit liabilities	20		143,273	91,587
Long-term derivative financial liabilities	21,32,33		85,456	130,889
Long-term provisions	18		27,691	36,013
Deferred tax liabilities	30		482,657	444,211
Other non-current liabilities	32,33		65,320	66,823

Total Non-Current Liabilities			7,691,062	7,272,653

Total Liabilities			12,924,950	12,692,963

Equity
Share capital	1,22		44,639	44,639
Capital surplus and other capital adjustments	22,23,24		676,234	277,998
Retained earnings	25		14,726,953	14,188,591
Reserves	26		55,721	(4,489)

Equity attributable to owners of the Parent Company			15,503,547	14,506,739
Non-controlling interests			130,223	741,531

Total Equity			15,633,770	15,248,270

Total Liabilities and Equity		￦	28,558,720	27,941,233

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three and nine-month periods ended September 30, 2015 and 2014

(In millions of won except for per share data)		September 30, 2015			September 30, 2014
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating revenue:	4,34
Revenue		￦	4,261,360	12,757,385	4,367,484	12,874,772
Operating expense:	34
Labor cost			426,408	1,445,270	411,219	1,241,495
Commissions paid			1,274,460	3,883,758	1,326,710	4,318,663
Depreciation and amortization	4		719,126	2,115,573	672,349	1,996,612
Network interconnection			236,009	710,118	286,279	842,812
Leased line			97,257	293,647	101,762	309,099
Advertising			92,928	290,366	104,843	290,076
Rent			125,224	364,712	118,240	340,816
Cost of products that have been resold			477,432	1,418,282	474,058	1,203,712
Other operating expenses	27		321,888	929,505	335,462	996,435

			3,770,732	11,451,231	3,830,922	11,539,720

Operating income	4		490,628	1,306,154	536,562	1,335,052
Finance income	4,29		31,813	93,115	38,391	88,191
Finance costs	4,29		(88,242)	(259,282)	(101,490)	(275,827)
Gains relating to investments in subsidiaries, associates and joint ventures, net	1,4,11		173,955	626,278	272,144	566,846
Other non-operating income	4,28		4,643	20,006	10,637	47,211
Other non-operating expenses	4,28		(57,955)	(155,824)	(90,485)	(155,131)

Profit before income tax	4		554,842	1,630,447	665,759	1,606,342
Income tax expense	30		173,045	408,015	134,757	310,392

Profit for the period		￦	381,797	1,222,432	531,002	1,295,950

Attributable to:
Owners of the Parent Company		￦	382,251	1,222,585	531,548	1,299,898
Non-controlling interests			(454)	(153)	(546)	(3,948)
Earnings per share	31
Basic earnings per share (in won)		￦	5,263	16,949	7,493	18,206

Diluted earnings per share (in won)		￦	5,263	16,949	7,493	18,206

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2015 and 2014

(In millions of won)		September 30, 2015			September 30, 2014
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		￦	381,797	1,222,432	531,002	1,295,950
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	20		(4,472)	(7,564)	1,379	(10,615)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	26		(62,971)	(9,923)	68,063	67,526
Net change in other comprehensive income of investments in associates and joint ventures	26		24,463	52,343	28,157	(25,312)
Net change in unrealized fair value of derivatives	21,26		5,427	(15,246)	(21,589)	(40,402)
Foreign currency translations differences for foreign operations	26		30,790	40,208	(7,855)	(18,271)

Other comprehensive income (loss) for the period, net of taxes			(6,763)	59,818	68,155	(27,074)

Total comprehensive income		￦	375,034	1,282,250	599,157	1,268,876

Total comprehensive income attributable to:
Owners of the Parent Company		￦	374,872	1,279,604	601,745	1,276,364
Non-controlling interests			162	2,646	(2,588)	(7,488)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)
	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and other capital adjustments	Retained earnings	Reserves	Sub-total
Balance, January 1, 2014	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	(666,802)	—	(666,802)	(170)	(666,972)
Total comprehensive income
Profit (loss) for the period		—	—	1,299,898	—	1,299,898	(3,948)	1,295,950
Other comprehensive loss		—	—	(10,783)	(12,751)	(23,534)	(3,540)	(27,074)

		—	—	1,239,115	(12,751)	1,276,364	(7,488)	1,268,876
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Changes in consolidation scope		—	—	—	—	—	12,675	12,675
Business combination under common control		—	(28,641)	—	—	(28,641)	—	(28,641)
Changes in ownership in subsidiaries		—	(141)	—	—	(141)	141	—

Balance, September 30, 2014	￦	44,639	288,726	13,716,388	(25,021)	14,024,732	719,343	14,744,075

Balance, January 1, 2015	￦	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Cash dividends		—	—	(668,494)	—	(668,494)	(143)	(668,637)
Total comprehensive income
Profit (loss) for the period		—	—	1,222,585	—	1,222,585	(153)	1,222,432
Other comprehensive income (loss)		—	—	(6,477)	63,496	57,019	2,799	59,818

		—	—	1,216,108	63,496	1,279,604	2,646	1,282,250
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stock		—	425,744	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(27,508)	(832)	(3,286)	(31,626)	(608,585)	(640,211)

Balance, September 30, 2015	￦	44,639	676,234	14,726,953	55,721	15,503,547	130,223	15,633,770

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)	Note	September 30, 2015		September 30, 2014
Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	1,222,432	1,295,950
Adjustments for income and expenses	36		2,361,343	2,225,622
Changes in assets and liabilities related to operating activities	36		(693,307)	(891,768)

Sub-total			2,890,468	2,629,804
Interest received			32,386	37,886
Dividends received			62,231	13,048
Interest paid			(202,508)	(198,785)
Income tax paid			(138,634)	(182,186)

Net cash provided by operating activities			2,643,943	2,299,767

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			16,366	18,956
Decrease in short-term investment securities, net			60,158	15,243
Collection of short-term loans			343,472	132,965
Decrease in long-term financial instruments			6,764	11
Proceeds from disposal of long-term investment securities			118,199	51,839
Proceeds from disposal of investments in associates and joint ventures			187,791	6,645
Proceeds from disposal of property and equipment			26,612	19,377
Proceeds from disposal of intangible assets			2,005	8,275
Proceeds from disposal of assets held for sale			1,007	1,056
Collection of long-term loans			1,772	3,437
Decrease in deposits			13,670	8,247
Proceeds from disposal of other non-current assets			2,783	71
Increase in cash due to acquisition of a subsidiary			10,148	—

Sub-total			790,747	266,122
Cash outflows for investing activities:
Increase in short-term loans			(302,676)	(130,803)
Increase in long-term loans			(15,706)	(3,148)
Increase in long-term financial instruments			(10,007)	(2,522)
Acquisition of long-term investment securities			(214,458)	(28,294)
Acquisition of investments in associates and joint ventures			(47,825)	(40,264)
Acquisition of property and equipment			(1,724,586)	(2,113,393)
Acquisition of intangible assets			(61,098)	(65,856)
Increase in deposits			(11,247)	(2,643)
Increase in other non-current assets			—	(1,835)
Acquisition of business, net of cash acquired			(13,957)	(158,228)

Sub-total			(2,401,560)	(2,546,986)

Net cash used in investing activities		￦	(1,610,813)	(2,280,864)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)	September 30, 2015		September 30, 2014
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	￦	28,400	523,600
Proceeds from issuance of debentures		946,330	757,459
Proceeds from long-term borrowings		—	52,552
Cash inflows from settlement of derivatives		361	119

Sub-total		975,091	1,333,730
Cash outflows for financing activities:
Repayments of long-term account payables-other		(191,018)	(207,693)
Repayments of debentures		(480,000)	(506,149)
Repayments of long-term borrowings		(13,489)	(14,109)
Cash outflows from settlement of derivatives		(475)	(556)
Payments of finance lease liabilities		(2,698)	(14,828)
Payments of dividends		(668,494)	(666,802)
Payments of interest on hybrid bond		(8,420)	(8,420)
Decrease in cash from the consolidated capital transaction		(218,178)	—

Sub-total		(1,582,772)	(1,418,557)

Net cash used in financing activities		(607,681)	(84,827)

Net Increase (decrease) in cash and cash equivalents		425,449	(65,924)
Cash and cash equivalents at beginning of the period		834,429	1,398,639
Effects of exchange rate changes on cash and cash equivalents		3,870	(96)

Cash and cash equivalents at end of the period	￦	1,263,748	1,332,619

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2015, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.(*)	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	52,265,708	64.73
Treasury stock	8,116,551	10.05

Total number of shares	80,745,711	100.00

(*)	During the nine-month period ended September 30, 2015, SK C&C Co., Ltd., the ultimate controlling entity’s investee accounted using the equity method, merged SK Holdings Co., Ltd. , the ultimate controlling entity of the Parent Company, and changed its name to SK Holdings Co., Ltd.

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of September 30, 2015 and December 31, 2014 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	September 30, 2015	December 31, 2014
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	55.2	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.(*1)	Korea	Telecommunication services	100.0	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2015 and December 31, 2014 is as follows, Continued:

			Ownership (%)
Subsidiary	Location	Primary business	September 30, 2015	December 31, 2014
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Iconcube Holdings, Inc.	Korea	Investment association	100.0	100.0
Iconcube, Inc.	Korea	Internet website services	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co.,Ltd.(*2)	Korea	Guarding of facilities	83.9	66.7
IRIVER LIMITED(*3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	49.0
Iriver CS Co., Ltd.(*4)	Korea	After-sales service and logistics agency	—	100.0
iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
iriver America Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
Groovers JP Ltd.(*4)	Japan	Digital music contents sourcing and distribution service	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.(*4)	China	Manufacturing	—	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2015 and December 31, 2014 is as follows, Continued:

			Ownership (%)
Subsidiary	Location	Primary business	September 30, 2015	December 31, 2014
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
Entrix Co., Ltd.(*4)	Korea	Cloud streaming services	100.0	—
shopkick Management Company, Inc.	USA	Investment association	95.2	95.2
shopkick, Inc.	USA	Mileage-based online transaction application development	100.0	100.0

(*1)	On March 20, 2015, the Board of Directors of the Parent Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Parent Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. became a wholly-owned subsidiary of the Parent Company.
(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements. The Parent Company newly acquired 50,377 and 326,748 shares of Neosnetworks Co., Ltd. by participating in the capital increase and capital increase without consideration respectively during the nine-month period ended September 30, 2015.
(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.
(*4)	Changes in subsidiaries are explained in Note 1-(4).

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the nine-month period ended September 30, 2015 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss) for the period
SK Telink Co., Ltd.	￦	339,271	148,274	190,997	326,817	51,974
M&Service Co., Ltd.		83,611	38,062	45,549	100,682	4,193
SK Communications Co., Ltd.		164,838	38,628	126,210	61,242	(7,992)
Stonebridge Cinema Fund		11,910	406	11,504	—	3,288
Commerce Planet Co., Ltd.		26,870	27,824	(954)	60,700	238
SK Broadband Co., Ltd.		3,289,291	2,175,494	1,113,797	2,001,285	(805)
K-net Culture and Contents Venture Fund		13,255	—	13,255	—	(335)
Fitech Focus Limited Partnership II		18,378	—	18,378	—	(933)
Open Innovation Fund		20,500	—	20,500	—	(1,296)
PS&Marketing Corporation		539,648	329,878	209,770	1,326,114	1,683
Service Ace Co., Ltd.		69,571	38,737	30,834	156,508	2,874
Service Top Co., Ltd.		67,531	43,770	23,761	148,890	5,153
Network O&S Co., Ltd.		64,468	33,225	31,243	147,462	5,656
BNCP Co., Ltd.		5,595	5,713	(118)	8,288	(1,015)
Iconcube Holdings, Inc.(*1)		1,099	351	748	1,223	(150)
SK Planet Co., Ltd.		2,623,352	916,833	1,706,519	1,188,736	(19,255)
Neosnetworks Co.,Ltd.		72,418	18,338	54,080	42,246	(4,233)
IRIVER LIMITED(*2)		60,164	11,855	48,309	40,264	527
SK Telecom China Holdings Co., Ltd.		36,057	1,656	34,401	5,889	(12,639)
SK Global Healthcare Business Group., Ltd.		24,584	—	24,584	—	(1,290)
SK Planet Japan, K. K.		4,837	682	4,155	427	(3,507)
SKT Vietnam PTE. Ltd.		4,610	1,397	3,213	—	—
SK Planet Global PTE. Ltd.		1,520	118	1,402	1	(3,343)
SKP GLOBAL HOLDINGS PTE. LTD.		33,544	1	33,543	—	(13,494)
SKT Americas, Inc.		51,635	820	50,815	6,530	(3,602)
SKP America LLC.		369,200	88	369,112	—	(118)
YTK Investment Ltd.		16,631	—	16,631	—	(3,184)
Atlas Investment(*3)		78,326	145	78,181	—	(2,313)
Entrix Co., Ltd.		28,960	528	28,432	1,259	(1,129)
shopkick Management Company, Inc.		296,700	7	296,693	—	(2,435)
shopkick, Inc.		27,250	29,915	(2,665)	18,470	(41,146)

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Iconcube, Inc., a subsidiary of Iconcube Holdings, Inc.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and Groovers JP Ltd. subsidiaries of IRIVER LIMITED.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss) for the year
SK Telink Co., Ltd.	￦	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		78,826	36,817	42,009	133,789	7,492
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund		11,137	320	10,817	—	383
Commerce Planet Co., Ltd.		26,078	27,259	(1,181)	64,509	933
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-net Culture and Contents Venture Fund		21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II		19,301	—	19,301	—	(2,055)
Open Innovation Fund		21,765	—	21,765	—	(6,266)
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.		66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.		6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc.(*1)		1,415	515	900	630	(2,284)
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
Neosnetworks Co.,Ltd.		31,633	13,251	18,382	33,302	(1,989)
IRIVER LIMITED(*2)		61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.		37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.		15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group., Ltd.		25,874	—	25,874	—	(689)
SK Planet Japan, K. K.		5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.		4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.		4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.		29,529	11	29,518	—	(9,716)
SKT Americas, Inc.		42,159	554	41,605	9,100	(5)
SKP America LLC.		297,981	67	297,914	—	(2,370)
YTK Investment Ltd.		27,944	—	27,944	—	(15,259)
Atlas Investment(*3)		66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Iconcube, Inc., a subsidiary of Iconcube Holdings, Inc.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the nine-month period ended September 30, 2015 is as follows:

Subsidiary	Reason
Groovers JP Ltd.	Established by IRIVER LIMITED, a subsidiary of the Parent Company during the nine-month period ended September 30, 2015.

Entrix Co., Ltd	Established by spin-off from SK Planet Co,. Ltd., a subsidiary of the Parent Company.

The list of subsidiaries that were excluded from subsidiaries during the nine-month period ended September 30, 2015 is as follows:

Subsidiary	Reason
Iriver CS Co., Ltd.	Merged into IRIVER LIMITED, a subsidiary of the Parent Company during the nine-month period ended September 30, 2015.

Shenzhen E-eye High Tech Co., Ltd.	Disposed during the nine-month period ended September 30, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2015, and as of and for the year ended December 31, 2014 is as follows. There were no dividends paid during the nine-month period ended September 30, 2015 and year ended December 31, 2014 by subsidiaries of which non-controlling interests are significant.

(In millions of won)	September 30, 2015
	SK Communications Co., Ltd.
Ownership of non-controlling interests (%)		35.4
Current assets	￦	97,865
Non-current assets		66,973
Current liabilities		(35,756)
Non-current liabilities		(2,872)
Net assets		126,210
Net assets of consolidated entities		126,210
Carrying amount of non-controlling interests		44,751
Revenue	￦	61,242
Loss for the period		(7,992)
Loss of the consolidated entities		(7,992)
Total comprehensive loss		(7,970)
Loss attributable to non-controlling interests		(2,834)
Net cash used in operating activities	￦	(2,118)
Net cash provided by investing activities		33,904
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		31,786

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2015, and as of and for the year ended December 31, 2014 is as follows. There were no dividends paid during the nine-month period ended September 30, 2015 and year ended December 31, 2014 by subsidiaries of which non-controlling interests are significant, Continued.

(In millions of won)	December 31, 2014
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	89,135	463,764
Non-current assets		87,033	2,646,227
Current liabilities		(41,252)	(881,886)
Non-current liabilities		(735)	(1,106,493)
Net assets		134,181	1,121,612
Adjustment for fair value		—	111,561
Net assets of consolidated entities		134,181	1,233,173
Carrying amount of non-controlling interests		47,577	609,638
Revenue	￦	93,910	2,654,381
Profit (loss) for the period		(18,386)	4,307
Amortization of fair value adjustment		—	(1,916)
Profit (loss) of the consolidated entities		(18,386)	2,391
Total comprehensive income (loss)		530	(10,324)
Profit (loss) attributable to non-controlling interests		(6,519)	1,182
Net cash provided by (used in) operating activities	￦	(5,962)	431,760
Net cash used in investing activities		(17,927)	(599,016)
Net cash provided by financing activities		—	119,484
Net decrease in cash and cash equivalents		(23,889)	(47,772)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

2.	Basis of Preparation

(1)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2014. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 33.

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2014. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2015.

(1)	Changes in accounting policies

The following amendment to existing standards has been published and are mandatory for the Group for annual periods beginning on or after July 1, 2014.

1) K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

There is no material impact of the application of this amendment on the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s internet portal services and other operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Others.

(1)	Details of the segment information as of and for the nine-month period ended September 30, 2015 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Others	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	11,197,968	2,328,102	1,536,305	15,062,375	(2,304,990)	12,757,385
Inter-segment revenue		1,288,867	470,496	545,627	2,304,990	(2,304,990)	—
External revenue		9,909,101	1,857,606	990,678	12,757,385	—	12,757,385
Depreciation and amortization		1,616,493	394,646	104,434	2,115,573	—	2,115,573
Operating income (loss)		1,288,478	74,686	(57,010)	1,306,154	—	1,306,154
Finance income and costs, net							(166,167)
Gain related to investments in subsidiaries, associates and joint ventures, net							626,278
Other non-operating income and expense, net							(135,818)

Profit before income tax							1,630,447
Total assets		23,885,941	3,628,563	3,220,129	30,734,633	(2,175,913)	28,558,720
Total liabilities		9,545,761	2,323,767	1,098,331	12,967,859	(42,909)	12,924,950

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

4.	Operating Segments, Continued

(2)	Details of the segment information as of and for the nine-month period ended September 30, 2014 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Others	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	11,478,490	2,317,649	1,349,160	15,145,299	(2,270,527)	12,874,772
Inter-segment revenue		1,221,568	471,647	577,312	2,270,527	(2,270,527)	—
External revenue		10,256,922	1,846,002	771,848	12,874,772	—	12,874,772
Depreciation and amortization		1,561,071	373,557	61,984	1,996,612	—	1,996,612
Operating income (loss)		1,298,439	45,701	(9,088)	1,335,052	—	1,335,052
Finance income and costs, net							(187,636)
Gain related to investments in subsidiaries, associates and joint ventures, net							566,846
Other non-operating income and expense, net							(107,920)

Profit before income tax							1,606,342
Total assets		23,641,202	3,377,099	3,162,451	30,180,752	(2,495,777)	27,684,975
Total liabilities		9,958,923	2,117,375	896,992	12,973,290	(32,390)	12,940,900
Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month periods ended September 30, 2015 and 2014.

5.	Restricted Deposits

Deposits which are restricted in use as of September 30, 2015 and December 31, 2014 are summarized as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Short-term financial instruments(*)	￦	88,969	90,321
Long-term financial instruments(*)		10,601	612
Guarantee deposits		280	280

	￦	99,850	91,213

(*)	Financial instruments include charitable trust fund established by the Group. Profits from the fund are donated to charitable institutions. As of September 30, 2015, the funds cannot be withdrawn.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,799,114	(243,617)	2,555,497
Short-term loans		40,517	(322)	40,195
Accounts receivable - other		798,275	(72,547)	725,728
Accrued income		11,470	—	11,470
Others		1,855	—	1,855

		3,651,231	(316,486)	3,334,745
Non-current assets:
Long-term loans		87,917	(25,193)	62,724
Long-term accounts receivable - other		2,388	—	2,388
Guarantee deposits		301,807	—	301,807
Long-term accounts receivable - trade		56,557	(1,287)	55,270

		448,669	(26,480)	422,189

	￦	4,099,900	(342,966)	3,756,934

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,614,059	(221,909)	2,392,150
Short-term loans		75,199	(687)	74,512
Accounts receivable - other		769,115	(78,588)	690,527
Accrued income		10,134	—	10,134
Others		3,865	—	3,865

		3,472,372	(301,184)	3,171,188
Non-current assets:
Long-term loans		82,735	(27,007)	55,728
Long-term accounts receivable - other		3,596	—	3,596
Guarantee deposits		285,144	—	285,144
Long-term accounts receivable - trade		68,536	—	68,536

		440,011	(27,007)	413,004

	￦	3,912,383	(328,191)	3,584,192

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

6.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables during the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Balance at January 1	￦	328,191	323,984
Increase of bad debt allowances		51,425	45,829
Write-offs		(58,100)	(41,294)
Others		21,450	15,938

Balance at September 30	￦	342,966	344,457

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015			December 31, 2014
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	2,019,166	1,093,591	1,831,243	1,089,001
Overdue but not impaired		71,096	4,763	76,671	3,481
Impaired		765,409	145,875	774,681	137,306

		2,855,671	1,244,229	2,682,595	1,229,788
Allowances for doubtful accounts		(244,904)	(98,062)	(221,909)	(106,282)

	￦	2,610,767	1,146,167	2,460,686	1,123,506

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015			December 31, 2014
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	￦	31,239	2,440	25,254	1,795
1 ~ 3 months		10,992	594	26,469	213
3 ~ 6 months		10,846	248	11,641	608
More than 6 months		18,019	1,481	13,307	865

	￦	71,096	4,763	76,671	3,481

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

7.	Inventories

Details of inventories as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015				December 31, 2014
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	245,742	(4,518)	241,224	252,063	(5,325)	246,738
Finished goods		3,518	(131)	3,387	1,930	(216)	1,714
Work in process		1,329	(103)	1,226	1,144	(131)	1,013
Raw materials and supplies		27,220	(1,062)	26,158	19,242	(1,040)	18,202

	￦	277,809	(5,814)	271,995	274,379	(6,712)	267,667

8.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Beneficiary certificates(*)	￦	137,246	277,003
Current installments of long-term investment securities		—	3,158

	￦	137,246	280,161

(*)	The distributions arising from beneficiary certificates as of September 30, 2015 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

8.	Investment Securities, Continued

(2)	Details of long-term investment securities as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Equity securities:
Marketable equity securities	￦	823,128	657,286
Unlisted equity securities		91,385	56,236
Equity investments		212,692	209,120

		1,127,205	922,642
Debt securities:
Public bonds(*1)		—	158
Investment bonds(*2)		7,852	36,638

		7,852	36,796

Total		1,135,057	959,438
Less current installments of long-term investment securities		—	(3,158)

Long-term investment securities	￦	1,135,057	956,280

(*1)	Details of maturity for the public bonds as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Less than 1 year	￦	—	158

(*2)	During the nine-month period ended September 30, 2015, the Parent Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd., which were classified as available-for-sale financial assets. Health Connect Co., Ltd. has been classified as investments in associates (￦5,900 million) as the Parent Company obtained significant influence over the company. As a result of this transaction, investments in associates have increased by ￦5,900 million and the remaining convertible bonds of ￦560 million was fully redeemed.

9.	Assets and Liabilities Classified as Held for Sale

(1)	Long-term investment securities

On September 7, 2015, the board of directors of SK Communications, Co,. Ltd.,, a subsidiary of the Group, resolved to dispose of 701,000 shares of Ettos Academy Co., Ltd. Accordingly, the Group reclassified the investment securities from available-for-sale financial assets to assets held-for-sale. The fair value of investment asset amounts to ￦14,020 million and the difference between carrying amount and fair value amounting to ￦1,384 million was recognized as other comprehensive income. The Group disposed of assets held-for-sale on October 8, 2015, after a reporting period.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

9.	Assets and Liabilities Classified as Held for Sale, Continued

(2)	Subsidiaries

During the year ended December 31, 2014, the Group entered into a disposal contract regarding the Group’s ownership interests in Shenzhen E-eye High Tech Co., Ltd., the Parent Company’s subsidiary. Assets and liabilities of the subsidiary amounting to ￦10,510 million and ￦408 million, were reclassified to assets and liabilities held for sale, respectively, and the carrying amount in excess of the fair value less cost to sell was recognized as impairment loss. The ownership interests of Shenzhen E-eye High Tech Co., Ltd. were disposed during the nine-month period ended September 30, 2015.

10.	Business Combinations

(1)	General information

On April 1, 2015, Neosnetworks Co., Ltd., a subsidiary of the Parent Company, acquired an unmanned machine security business of Joeun Safe Co., Ltd., which manages facility guarding services, in order to expand infrastructure and enhance competitiveness of its security business.

The Group recognized the acquired assets and liabilities as fair value and the difference between the consideration and fair value of net assets as goodwill.

(2)	Consideration paid and assets and liabilities transferred

Consideration paid and assets in succession recognized at the acquisition date are as follows:

(In millions of won)
	2015
Consideration paid
Cash and cash equivalents	￦	13,957
Accounts payable - other		2,302

	￦	16,259

Assets transferred
Property and equipment	￦	3,641
Intangible assets		8,219
Other assets		2,525
Deferred tax liabilities		(1,808)

	￦	12,577

The fair value of such intangible assets transferred has been provisionally recorded and subject to change since the independent valuation process of the intangible assets has not been completed as of September 30, 2015.

(3)	During the nine-month period ended September 30, 2015, hoppin service division of SK Planet Co., Ltd., a subsidiary of the Company, was spun off from SK Planet Co., Ltd. and merged into SK Broadband, Co., Ltd. There is no impact on the consolidated financial statements as it is a business combination under common control.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)		September 30, 2015			December 31, 2014
	Country	Ownership percentage (%)	Carrying amount		Ownership percentage (%)	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	￦	38,818	9.6	￦	35,817
Korea IT Fund(*2)	Korea	63.3		242,166	63.3		240,676
KEB HanaCard Co., Ltd.(*1,3)	Korea	15.0		256,262	25.4		425,140
Candle Media Co., Ltd.	Korea	35.1		19,928	35.1		19,486
NanoEnTek, Inc.(*4)	Korea	28.6		45,738	26.0		36,527
SK Industrial Development China Co., Ltd.	Hongkong	21.0		82,144	21.0		79,394
Packet One Network(*5)	Malaysia	—		—	13.6		53,670
SK Technology Innovation Company	Cayman	49.0		47,722	49.0		44,052
HappyNarae Co., Ltd.	Korea	42.5		16,820	42.5		15,551
SK hynix Inc.	Korea	20.1		5,508,986	20.1		4,849,159
SK MENA Investment B.V.	Netherlands	32.1		15,212	32.1		14,015
SKY Property Mgmt. Ltd.	Virgin Island	33.0		259,544	33.0		248,534
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		24,584	49.0		25,874
Daehan Kanggun BcN Co., Ltd. and others	—	—		162,056	—		158,725

Sub-total				6,719,980			6,246,620

Investments in joint ventures
Dogus Planet, Inc.(*6)	Turkey	50.0		14,122	50.0		11,441
PT. Melon Indonesia	Indonesia	49.0		3,888	49.0		3,564
Television Media Korea Ltd.(*7)	Korea	—		—	51.0		6,944
Celcom Planet	Malaysia	51.0		9,707	51.0		16,605
PT XL Planet Digital(*6)	Indonesia	50.0		23,818	50.0		12,914

Sub-total				51,535			51,468

Total			￦	6,771,515		￦	6,298,088

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(*1)	Classified as investments in associates as the Group can exercise significant influence through its participation on the board of directors even though the Group has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	During the nine-month period ended September 30, 2015, the Group disposed of 27,725,264 shares of KEB HanaCard Co., Ltd.
(*4)	During the nine-month period ended September 30, 2015, the Group newly acquired 1,090,155 shares of NanoEnTek, Inc. by participating in paid- in capital increase through third-party allocation.
(*5)	Reclassified from investment in associates to available-for-sale financial assets during the nine-month period ended September 30, 2015 as the Group lost the right to appoint directors of this investee and consequently no longer has significant influence.
(*6)	There were additional investments in associates and joint ventures during the nine-month period ended September 30, 2015.
(*7)	During the nine-month period ended September 30, 2015, the Group disposed of all shares of Television Media Korea Ltd.

(2)	The market price of investments in listed associates as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)
	September 30, 2015				December 31, 2014
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)		Number of shares	Market price
Candle Media Co., Ltd.	￦	1,155	21,620,360	24,972	￦	734	21,620,360	15,869
NanoEnTek, Inc.		7,930	6,960,445	55,196		5,710	5,870,290	33,519
SK hynix Inc.		33,550	146,100,000	4,901,655		47,750	146,100,000	6,976,275

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows:

(In millions of won)	As of and for the nine-month period ended September 30, 2015
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	9,700,457	6,514,485	175,458	126,994
Non-current assets		19,641,683	571,883	685,003	255,529
Current liabilities		5,389,340	1,384,338	253,116	—
Non-current liabilities		3,186,473	4,348,546	36,780	—
Revenue		14,381,954	1,105,589	66,502	16,935
Profit for the period		3,452,106	25,385	14,345	10,863
Other comprehensive income (loss)		249,855	2,405	(24,791)	—
Total comprehensive income (loss)		3,701,961	27,790	(10,446)	10,863

(In millions of won)	As of and for the year ended December 31, 2014
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	10,363,514	6,716,612	172,775	122,026
Non-current assets		16,519,764	568,065	667,560	258,144
Current liabilities		5,765,304	848,140	62,868	—
Non-current liabilities		3,081,671	5,109,888	242,116	—
Revenue		17,125,566	305,756	81,502	18,883
Profit (loss) for the period		4,195,169	(11,196)	15,006	5,470
Other comprehensive income (loss)		(52,360)	(734)	(6,090)	4,837
Total comprehensive income (loss)		4,142,809	(11,930)	8,916	10,307

(*)	Revenue and net profit of Hana SK Card Co., Ltd. for pre-merger period, amounting to ￦853,506 million and ￦3,521 million, respectively, were not included.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows:

(In millions of won)	As of and for nine-month period ended September 30, 2015
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	25,305	10,856	19,387	21,416
Cash and cash equivalents		22,432	3,941	15,079	19,371
Non-current assets		13,080	2,440	37,435	5,519
Current liabilities		10,081	5,175	8,604	7,900
Account payable, other payables and provisions		3,006	2,038	3,638	5,889
Non-current liabilities		60	134	582	—
Revenue		30,905	11,969	3,394	860
Depreciation and amortization amortization		(2,629)	(107)	(1,993)	(874)
Interest income		369	226	—	194
Interest expense		—	—	—	—
Income tax benefit		—	—	4,630	—
Profit (loss) for the period		(20,308)	1,288	(13,174)	(13,525)
Total comprehensive income (loss)		(20,308)	1,288	(13,174)	(13,525)

(In millions of won)	As of and for the year ended December 31, 2014
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	16,252	38,641	10,022	9,241	30,407
Cash and cash equivalents		5,104	6	4,763	6,710	30,400
Non-current assets		4,543	13,011	3,094	14,589	3,343
Current liabilities		7,188	28,406	5,689	4,198	1,182
Account payable, other payables and provisions		265	3,648	—	—	—
Non-current liabilities		464	377	102	124	—
Account payable, other payables and provisions		464	377	—	124	—
Revenue		16,403	23,897	11,826	1,019	—
Depreciation and amortization		(3,732)	(2,402)	(928)	(1,452)	(1)
Interest income		254	1,154	268	—	—
Interest expense		—	(6)	—	—	—
Income tax expense		—	—	—	(5,334)	—
Profit (loss) for the year		(3,361)	(37,146)	523	(15,596)	(1,479)
Total comprehensive income (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	20,766,453	20.1	4,294,120	1,214,866	5,508,986
KEB HanaSK Card Co., Ltd.		1,353,483	15.0	203,022	53,240	256,262
SKY Property Mgmt. Ltd.(*1)		562,638	33.0	185,670	73,874	259,544
Korea IT Fund		382,367	63.3	242,166	—	242,166

(*1)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.
(*2)	The ownership interest is calculated based on the number of shares owned by the Parent Company for the total outstanding shares of the investee company. The Group applied the equity method using the ownership interest of 20.68% which is based on the number of shares owned by the Parent Company for the outstanding shares not including the shares held by the investee company as treasury shares.

(In millions of won)
	December 31, 2014
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	18,036,453	20.1	3,619,666	1,229,493	4,849,159
KEB HanaCard Co., Ltd.		1,326,649	25.4	337,266	87,874	425,140
SKY Property Mgmt. Ltd.(*)		527,479	33.0	174,068	74,466	248,534
Korea IT Fund		380,170	63.3	240,676	—	240,676

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	35,817	—	(1,702)	4,703	—	38,818
Korea IT Fund(*)		240,676	—	5,037	(1,444)	(2,103)	242,166
KEB HanaCard Co., Ltd.		425,140	(174,475)	5,101	496	—	256,262
Candle Media Co., Ltd.		19,486	—	401	41	—	19,928
NanoEnTek, Inc.		36,527	10,000	(853)	64	—	45,738
SK Industrial Development China Co., Ltd.		79,394	—	(870)	3,620	—	82,144
Packet One Network		53,670	—	(8,714)	(565)	(44,391)	—
SK Technology Innovation Company		44,052	—	(1,991)	5,661	—	47,722
HappyNarae Co., Ltd.		15,551	—	1,270	(1)	—	16,820
SK hynix Inc.(*)		4,849,159	—	672,739	30,918	(43,830)	5,508,986
SK MENA Investment B.V.		14,015	—	4	1,193	—	15,212
SKY Property Mgmt. Ltd.		248,534	—	4,831	6,179	—	259,544
Xian Tianlong Science and Technology Co., Ltd		25,874	—	(1,290)	—	—	24,584
Daehan Kanggun BcN Co., Ltd. and others (*)		158,725	4,251	(10,612)	5,515	4,177	162,056

Sub-total		6,246,620	(160,224)	663,351	56,380	(86,147)	6,719,980
Investments in joint ventures
Dogus Planet, Inc.		11,441	10,627	(10,154)	2,208	—	14,122
PT. Melon Indonesia		3,564	—	631	(307)	—	3,888
Television Media Korea Ltd.		6,944	(6,712)	(232)	—	—	—
Celcom Planet		16,605	—	(6,898)	—	—	9,707
PT XL Planet Digital		12,914	17,491	(6,587)	—	—	23,818

Sub-total		51,468	21,406	(23,240)	1,901	—	51,535

Total	￦	6,298,088	(138,818)	640,111	58,281	(86,147)	6,771,515

(*)	Dividends paid by the associate are deducted from the carrying amount during the nine-month period ended September 30, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2015 and 2014 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	37,434	—	(1,656)	(406)	—	—	35,372
Korea IT Fund		231,402	—	3,349	(1,025)	—	—	233,726
Etoos Co., Ltd(*)		12,029	—	346	—	—	(12,375)	—
HanaSK Card Co., Ltd.		378,616	—	3,489	(1,355)	—	—	380,750
Candle Media Co., Ltd.		21,241	—	(1,589)	161	(491)	—	19,322
NanoEnTek, Inc.		9,312	7,778	(83)	2	—	19,180	36,189
SK Industrial Development China Co., Ltd.		77,517	—	216	(346)	—	—	77,387
Packet One Network		60,706	—	(9,476)	5,099	—	—	56,329
SK Technology Innovation Company		53,874	—	(2,968)	(265)	—	—	50,641
HappyNarae Co., Ltd.		13,935	—	1,359	(71)	—	—	15,223
SK hynix Inc.		3,943,232	—	592,057	(23,810)	—	—	4,511,479
SK MENA Investment B.V.		13,477	—	(4)	(66)	—	—	13,407
SKY Property Mgmt. Ltd.		238,278	—	1,679	(764)	—	—	239,193
Xian Tianlong Science and Technology Co., Ltd		26,562	—	(351)	—	—	—	26,211
Daehan Kanggun BcN Co., Ltd. and others		164,976	12,809	(8,874)	1,817	—	(130)	170,598

Sub-total		5,282,591	20,587	577,494	(21,029)	(491)	6,675	5,865,827
Investments in joint ventures
Dogus Planet, Inc.		10,105	19,677	(9,474)	(1,012)	—	—	19,296
PT. Melon Indonesia		3,230	—	223	(3)	—	—	3,450
Television Media Korea Ltd.		8,659	—	(1,894)	—	—	—	6,765
PT XL Planet Digital		20,712	—	(5,773)	(3,076)	—	—	11,863

Sub-total		42,706	19,677	(16,918)	(4,091)	—	—	41,374

Total	￦	5,325,297	40,264	560,576	(25,120)	(491)	6,675	5,907,201

(*)	Reclassified from investment in associates to available-for-sale financial assets during the nine-month period ended September 30, 2014 as the Group lost the right to appoint directors of this investee and consequently no longer has significant influence.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Investments in Associates and Joint Ventures, Continued

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of September 30, 2015 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Period ended September 30, 2015		Accumulated	Period ended September 30, 2015	Accumulated
Wave City Development Co., Ltd.	￦	2,829	4,473	—	—
Gemini and others		1,032	6,348	—	365

	￦	3,861	10,821	—	365

12.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combination	Ending balance
Land	￦	766,780	4,493	(2,031)	30,569	—	—	799,811
Buildings		933,867	4,630	(6,839)	23,622	(36,996)	—	918,284
Structures		352,789	3,462	(57)	12,652	(25,670)	—	343,176
Machinery		7,310,815	362,615	(14,162)	910,549	(1,585,542)	3,641	6,987,916
Other		499,050	601,542	(13,710)	(455,947)	(106,561)	—	524,374
Construction in progress		704,400	509,744	(1,045)	(616,110)	—	—	596,989

	￦	10,567,701	1,486,486	(37,844)	(94,665)	(1,754,769)	3,641	10,170,550

(In millions of won)
	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Others	Business acquisition	Ending balance
Land	￦	732,206	6,069	—	16,258	—	—	1,493	609	756,635
Buildings		956,691	4,012	(383)	7,138	(36,488)	—	2,678	948	934,596
Structures		364,951	4,040	—	4,795	(24,545)	—	—	—	349,241
Machinery		6,847,059	282,536	(22,315)	1,289,434	(1,524,473)	(2,883)	—	7,756	6,877,114
Other		533,181	897,063	(2,324)	(611,626)	(99,539)	(46)	4,743	1,173	722,625
Construction in progress		762,519	595,815	(4,624)	(776,315)	—	—	—	—	577,395

	￦	10,196,607	1,789,535	(29,646)	(70,316)	(1,685,045)	(2,929)	8,914	10,486	10,217,606

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

13.	Investment Property

Changes in investment property for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2015
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,418	216	—	10,634
Buildings		4,579	97	(180)	4,496

	￦	14,997	313	(180)	15,130

(In millions of won)	For the nine-month period ended September 30, 2014
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,822	(404)	—	10,418
Buildings		4,989	(172)	(180)	4,637

	￦	15,811	(576)	(180)	15,055

14.	Goodwill

(1)	Goodwill as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Goodwill related to acquisition of Shinsegi Telecomm, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		267,979	252,916

	￦	1,932,658	1,917,595

(2)	Changes in goodwill for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Beginning balance	￦	1,917,595	1,733,261
Addition from business acquisition		3,682	39,144
Impairment loss on goodwill		(1,976)	—
Others		13,357	—

	￦	1,932,658	1,772,405

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

15.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Business combination	Ending balance
Frequency use rights	￦	1,384,044	—	—	—	(210,395)	—	1,173,649
Land use rights		25,353	9,579	(193)	—	(7,016)	—	27,723
Industrial rights		107,760	9,349	—	4,175	(4,346)	—	116,938
Development costs		8,331	1,856	—	22	(3,448)	—	6,761
Facility usage rights		52,636	1,059	(23)	293	(6,322)	—	47,643
Customer relations		6,404	—	—	1,335	(3,961)	8,219	11,997
Memberships		94,119	554	(1,576)	68	—	—	93,165
Other		805,347	38,737	(2,187)	111,887	(232,456)	—	721,328

	￦	2,483,994	61,134	(3,979)	117,780	(467,944)	8,219	2,199,204

(In millions of won)
	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisi- tion	Disposal	Transfer	Amortization	Impair- ment	Others	Business acquisition	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(210,395)	—	—	—	1,454,176
Land use rights		16,590	13,111	(164)	—	(6,086)	—	2,258	—	25,709
Industrial rights		58,763	5,003	(124)	—	(3,580)	—	—	348	60,410
Development costs		10,127	308	(25)	62	(2,918)	—	—	1,359	8,913
Facility usage rights		58,828	1,182	(16)	379	(6,319)	—	—	—	54,054
Customer relations		6,333	717	—	(39)	(2,274)	—	692	1,702	7,131
Memberships		128,452	4,662	(3,135)	(5)	—	—	—	267	130,241
Other		807,118	41,228	(3,606)	104,058	(224,889)	(237)	1,146	461	725,279

	￦	2,750,782	66,211	(7,070)	104,455	(456,461)	(237)	4,096	4,137	2,465,913

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

15.	Intangible Assets, Continued

(2)	The carrying amount and residual useful lives of frequency usage rights as of September 30, 2015 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	126,765	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		20,389	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		233,128	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		785,125	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		8,242	WiBro service	Mar. 2012	Mar. 2019

	￦	1,173,649

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

16.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	September 30, 2015		December 31, 2014
Commercial Paper	KTB Investment & Securities Co., Ltd., etc.	1.58~2.37	￦	273,000	206,000
Short-term borrowings	Korea Development Bank, etc.	2.09~3.08		122,000	160,600

			￦	395,000	366,600

(2)	Long-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	September 30, 2015		December 31, 2014
Shinhan Bank	2.39	Jun. 15, 2015	￦	—	1,712
Kookmin Bank	1.97	Jun. 15, 2016		2,437	4,874
Kookmin Bank	1.97	Mar. 15, 2017		2,998	4,496
Kookmin Bank	1.97	Mar. 15, 2018		7,167	8,600
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000	10,000
Korea Development Bank	3.32	Jul. 30 ,2019		39,000	39,000
Korea Development Bank	2.94	Jul. 30 ,2019		10,000	10,000
Export Kreditnamnden(*2)	1.7	Apr. 29, 2022		96,250	94,903
				(USD 80,577)	(USD 86,338)

Sub-total				167,852	173,585
Less present value discount on long-term borrowings				(2,328)	(2,623)

				165,524	170,962
Less current installments of long-term borrowings				(30,692)	(21,242)

Long-term borrowings			￦	134,832	149,720

(*1)	As of September 30, 2015, the 6M bank debenture rate of Shinhan Bank is 1.56%.
(*2)	For the years ended December 31, 2014 and 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

16.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2015		December 31, 2014
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		—	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and	2019	3.24		170,000	170,000
Unsecured private bonds	refinancing fund	2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*5,6)		2029	4.73		—	55,188
Unsecured private bonds(*5)		2029	4.72		56,024	55,177
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and	2022	2.40		100,000	—
Unsecured private bonds	refinancing fund	2025	2.49		150,000	—
Unsecured private bonds		2030	2.61		50,000	—
Unsecured private bonds	Operating fund	2018	1.89		90,000	—
Unsecured private bonds		2025	2.66		70,000	—
Unsecured private bonds		2030	2.82		90,000	—
Unsecured private bonds(*5)		2030	3.40		54,003	—
Unsecured private bonds(*1)		2015	4.62		10,000	10,000
Unsecured private bonds(*2)		2015	4.09		—	110,000
Unsecured private bonds(*2)		2015	4.14		—	110,000
Unsecured private bonds(*2)		2017	4.28		100,000	100,000
Unsecured private bonds(*2)		2015	3.14		130,000	130,000
Unsecured private bonds(*2)		2017	3.27		120,000	120,000
Unsecured private bonds(*2)		2016	3.05		80,000	80,000
Unsecured private bonds(*2)		2019	3.49		210,000	210,000
Unsecured private bonds(*2)		2019	2.76		130,000	130,000
Unsecured private bonds(*2)		2018	2.23		50,000	—
Unsecured private bonds(*2)		2020	2.49		160,000	—
Unsecured private bonds(*2)		2020	3.24		140,000	—
Unsecured private bonds(*3)		2015	3.12		—	10,000
Unsecured private bonds(*3)		2016	3.24		10,000	10,000
Unsecured private bonds(*3)		2017	3.48		20,000	20,000
Foreign global bonds					477,800	439,680
		2027	6.63		(USD 400,000)	(USD 400,000)
Swiss unsecured private bonds		2017	1.75		368,862	333,429
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		836,150	769,440
					(USD 700,000)	(USD 700,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

16.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)

	Purpose	Maturity	Annual interest rate (%)	September 30, 2015		December 31, 2014
Australia unsecured private bonds	Operating fund	2017	4.75		250,881	269,727
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*4)		2020	3M Libor + 0.88		358,350	329,760
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*2)		2018	2.88		358,350	329,760
					(USD 300,000)	(USD 300,000)

Sub-total					6,900,420	6,252,161
Less discounts on bonds					(32,155)	(33,531)

					6,868,265	6,218,630
Less current installments of bonds					(699,426)	(569,472)

				￦	6,168,839	5,649,158

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*4)	As of September 30, 2015, 3M Libor rate is 0.33%.
(*5)	The Group settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦10,027 million as of September 30, 2015.

(*6)	As of December 31, 2014, the principal amount and the fair value of the structured bonds were ￦50,000 million and ￦55,188 million, respectively. The entire bonds were early redeemed during the nine-month period ended September 30, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

17.	Long-term Payables - other

(1)	Long-term payables - other as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Payables related to acquisition of W-CDMA licenses	￦	547,970	657,001
Other(*)		31,918	27,566

	￦	579,888	684,567

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of September 30, 2015 and December 31, 2014, long-term payables - other which consist of payables related to the acquisition of W-CDMA licenses for 800MHz, 2.3GHz and 1.8GHz frequencies are as follows (See Note 15):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	September 30, 2015		December 31, 2014
800MHz	2013~2015	3.51%	5.69%	￦	—	69,416
2.3GHz	2014~2016	3.00%	5.80%		2,882	5,766
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		707,006	824,841

					709,888	900,023
Present value discount on long-term payables – other					(42,352)	(53,633)

					667,536	846,390
Less current installments of long-term payables – other					(119,566)	(189,389)

Carrying amount at period end				￦	547,970	657,001

(*)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables - other.

(3)	The repayment schedule of long-term payables - other related to acquisition of W-CDMA licenses as of September 30, 2015 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	120,718
1~3 years		235,669
3~5 years		235,669
More than 5 years		117,832

	￦	709,888

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

18.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2015							As of September 30, 2015
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy	￦	26,799	—	(4,288)	(17,583)	—	4,928	2,951	1,977
Provision for restoration		59,727	3,126	(510)	(5,115)	1,346	58,574	33,479	25,095
Other provisions		562	2,929	(424)	(472)	—	2,595	1,976	619

	￦	87,088	6,055	(5,222)	(23,170)	1,346	66,097	38,406	27,691

(In millions of won)
	For the nine-month period ended September 30, 2014								As of September 30, 2014
	Beginning balance		Increase	Utilization	Reversal	Others	Change of the scope of Consolidation	Ending balance	Current	Non-current
Provision for handset subsidy	￦	53,923	67,158	(62,408)	—	—	—	58,673	38,934	19,739
Provision for restoration		40,507	3,270	(449)	(909)	(118)	39	42,340	21,261	21,079
Other provisions		451	—	(86)	—	10	125	500	182	318

	￦	94,881	70,428	(62,943)	(909)	(108)	164	101,513	60,377	41,136

The Group has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized provision for subsidy amounts which the Group is expected to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

19.	Finance Lease Liabilities

(1)	Finance Lease

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Finance Lease Liabilities
Current installments of long-term finance lease liabilities	￦	687	3,804
Long-term finance lease liabilities		—	26

	￦	687	3,830

The Group’s related interest and principal as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015			December 31, 2014
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	695	687	3,909	3,804
1~5 years		—	—	26	26

Sub-total		695	687	3,935	3,830

Current installments of long-term finance lease liabilities			(687)		(3,804)

Long-term finance lease liabilities	￦		—		26

(2)	Operating Lease

The Group entered into operating lease and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of September 30, 2015 are as follows:

(In millions of won)
	Lease payments		Lease revenues
Less than 1 year	￦	33,133	1,650
1~5 years		77,956	1,026
More than 5 years		37,588	577

	￦	148,677	3,253

(3)	Sale and Leaseback

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease and expected future lease payments and lease revenues are explained in Note 19-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

20.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Present value of defined benefit obligations	￦	496,404	437,844
Fair value of plan assets		(353,131)	(346,257)

	￦	143,273	91,587

(2)	Principal actuarial assumptions as of September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015	December 31, 2014
Discount rate for defined benefit obligations	2.13% ~ 3.70%	2.23% ~ 3.70%
Expected rate of salary increase	2.51% ~ 7.39%	2.51% ~ 7.39%

Discount rate for defined benefit obligations is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligations. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Beginning balance	￦	437,844	312,494
Current service cost		78,469	92,249
Interest cost		9,009	9,065
Remeasurement
- Demographic assumption		(6)	—
- Financial assumption		1,488	—
- Adjustment based on experience		7,673	12,553
Benefit paid		(43,416)	(38,302)
Others		5,343	7,222

Ending balance	￦	496,404	395,281

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

20.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Beginning balance	￦	346,257	238,293
Interest income		7,035	6,824
Actuarial loss		(1,917)	(1,288)
Contributions by employer directly to plan assets		34,424	7,644
Benefit paid		(35,093)	(13,092)
Others		2,425	2,048

Ending balance	￦	353,131	240,429

(5)	Expenses recognized in profit and loss for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Current service cost	￦	78,469	92,249
Net interest cost		1,974	2,241

	￦	80,443	94,490

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

21.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of September 30, 2015 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct.29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 80,577)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

21.	Derivative Instruments, Continued

(2)	As of September 30, 2015, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading purpose	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)
Non-current assets:
Structured bond (face value of KRW 100,000)	￦	—	—	—	—	8,983		8,983
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(53,080)	(16,946)	20,051	129,806	—		79,831
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(19,212)	(6,134)	72,364	—	—		47,018
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(9,430)	(3,010)	33,163	—	—		20,723
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(6,164)	—	39,548	—	—		33,384
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 80,577)		(4,334)	(1,384)	11,044	—	—		5,326

Total assets							￦	195,265

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(8,219)	(2,624)	5,354	—	—		(5,489)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		3,264	1,042	(84,273)	—	—		(79,967)

Total liabilities							￦	(85,456)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to May 12, 2010.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

22.	Share Capital and Capital Surplus and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)
	September 30, 2015		December 31, 2014
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 23)		(1,770,434)	(2,139,683)
Loss on disposal of treasury stock		—	(18,087)
Hybrid bond (Note 24)		398,518	398,518
Others(*2)		(867,737)	(878,637)

	￦	676,234	277,998

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Act. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 and changes in shares outstanding for the nine-month period ended September 30, 2015 and 2014 are as follows:

(In shares)	For the nine-month period ended September 30, 2015			For the nine-month period ended September 30, 2014
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336
Disposal of treasury stock	—	(1,692,824)	1,692,824	—	—	—

Ending issued shares	80,745,711	8,116,551	72,629,160	80,745,711	9,809,375	70,936,336

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

23.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, shares)
	September 30, 2015		December 31, 2014
Number of shares		8,116,551	9,809,375
Amount	￦	1,770,434	2,139,683

On June 9, 2015, the Parent Company granted 1,692,824 shares of its treasury stock (acquisition cost: ￦369,249 million) in order to acquire shares of SK Broadband Co., Ltd.

24.	Hybrid Bond

Hybrid bonds classified as equity as of September 30, 2015 are as follows:

(In millions of won)
	Type	Issuance date	Maturity		Annual interest rate (%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073	(*1)	4.21	(*2)	￦	400,000
Issuance costs								(1,482)

							￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

25.	Retained Earnings

(1)	Retained earnings as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		87,300	151,533
Reserve for business expansion		9,671,138	9,476,138
Reserve for technology development		2,616,300	2,416,300

		12,397,058	12,066,291
Unappropriated		2,329,895	2,122,300

	￦	14,726,953	14,188,591

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

26.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Unrealized fair value of available-for-sale financial assets	￦	225,447	235,385
Other comprehensive loss of investments in associates and joint ventures		(111,468)	(163,808)
Unrealized fair value of derivatives		(97,175)	(77,531)
Foreign currency translations differences for foreign operations		38,917	1,465

	￦	55,721	(4,489)

(2)	Change in reserves for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	Unrealized fair value of available-for- sale financial assets		Other compre- hensive loss of investment in associates	Unrealized fair value of derivatives	Foreign currency translations differences for foreign operations	Total
Balance at January 1, 2014	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		85,138	(25,253)	(47,522)	(18,160)	(5,797)
Tax effect		(17,640)	55	10,631	—	(6,954)

Balance at September 30, 2014	￦	276,027	(197,315)	(72,320)	(31,413)	(25,021)

Balance at January 1, 2015	￦	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes		(14,461)	52,539	(23,732)	37,452	51,798
Tax effect		4,523	(199)	4,088	—	8,412

Balance at September 30, 2015	￦	225,447	(111,468)	(97,175)	38,917	55,721

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

27.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Operating Expenses:
Communication expenses	￦	10,253	34,304	15,209	44,341
Utilities		76,194	202,802	70,893	185,627
Taxes and dues		11,330	27,798	10,745	25,505
Repair		76,323	222,155	53,633	188,114
Research and development		78,959	226,381	107,727	312,687
Training		9,967	24,536	11,955	28,549
Bad debt for accounts receivable - trade		8,860	43,855	10,284	33,837
Travel		6,513	20,478	6,537	21,100
Supplies and other		43,489	127,196	48,479	156,675

	￦	321,888	929,505	335,462	996,435

28.	Other Non-operating Income and Expenses

(1)	Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	1,640	4,406	3,381	6,792
Others		3,003	15,600	7,256	40,419

	￦	4,643	20,006	10,637	47,211

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	￦	—	1,976	—	3,166
Loss on disposal of property and equipment and intangible assets		14,313	17,604	9,658	13,638
Donations		13,240	44,009	21,971	49,023
Bad debt for accounts receivable - other		3,496	7,570	3,867	11,992
Loss on disposal of investment securities		—	—	5	12
Loss on impairment of investment assets		15,719	34,387	—	127
Others		11,187	50,278	54,984	77,173

	￦	57,955	155,824	90,485	155,131

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

29.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	￦	11,316	36,497	15,528	45,283
Dividends		2,742	16,081	2,481	13,048
Gain on foreign currency transactions		7,213	13,502	2,763	9,427
Gain on foreign currency translations		6,359	10,382	1,927	3,222
Gain on disposal of long-term investment securities		580	6,832	2,721	8,835
Gain on valuation of derivatives		3,603	4,633	12,971	8,257
Gain on settlement of derivatives		—	—	—	119
Gain on relating to financial liabilities at fair value through profit or loss		—	5,188	—	—

	￦	31,813	93,115	38,391	88,191

Finance Costs:
Interest expense	￦	73,866	224,090	82,171	243,400
Loss on foreign currency transactions		3,428	11,619	4,324	13,876
Loss on foreign currency translations		6,111	9,243	11,010	1,566
Loss on disposal of long-term investment securities		95	1,746	496	2,607
Loss on valuation of derivatives		—	—	—	1,404
Loss on settlement of derivatives		—	4,517	—	335
Loss relating to financial assets at fair value through profit or loss		—	—	—	1,352
Loss relating to financial liabilities at fair value through profit or loss		4,676	4,850	3,489	11,287
Other finance costs		66	3,217	—	—

	￦	88,242	259,282	101,490	275,827

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

29.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and deposits	￦	6,630	21,781	9,352	27,602
Interest income on installment receivables and others		4,686	14,716	6,176	17,681

	￦	11,316	36,497	15,528	45,283

(3)	Details of interest expense included in finance costs for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on bank overdrafts and borrowings	￦	4,052	16,775	7,427	21,545
Interest expense on debentures		60,562	177,076	62,873	184,785
Interest on finance lease liabilities		9	56	101	450
Others		9,243	30,183	11,770	36,620

	￦	73,866	224,090	82,171	243,400

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Available-for-sale financial assets	￦	66	3,217	—	—
Accounts receivable - trade		8,860	43,855	10,284	33,837
Other receivables		3,496	7,570	3,867	11,992

	￦	12,422	54,642	14,151	45,829

30.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

31.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2015 and 2014 are calculated as follows:

(In millions of won, shares)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company on common shares	￦	382,251	1,222,585	531,548	1,299,898
Interest on hybrid bonds		—	(8,420)	—	(8,420)
Profit for the period on common shares		382,251	1,214,165	531,548	1,291,478
Weighted average number of common shares outstanding		72,629,160	71,637,029	70,936,336	70,936,336

Basic earnings per share (In won)	￦	5,263	16,949	7,493	18,206

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2015 and 2014 are calculated as follows:

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Outstanding common shares at January 1, 2015	80,745,711	80,745,711	80,745,711
Effect of treasury stock	(8,116,551)	(8,116,551)	(9,108,682)

Weighted average number of common shares outstanding at September 30, 2015	72,629,160	72,629,160	71,637,029

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Outstanding common shares at January 1, 2014	80,745,711	80,745,711	80,745,711
Effect of treasury stock	(9,809,375)	(9,809,375)	(9,809,375)

Weighted average number of common shares outstanding at September 30, 2014	70,936,336	70,936,336	70,936,336

(2)	Diluted earnings per share

For the nine-month periods ended September 30, 2015 and 2014, there were no potentially dilutive shares. Therefore, diluted earnings per share for the nine-month periods ended September 30, 2015 and 2014 are the same as basic earnings per share.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

32.	Categories of Financial Instruments

(1)	Financial assets by categories as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,263,748	—	1,263,748
Financial instruments		—	—	300,385	—	300,385
Short-term investment securities		—	137,246	—	—	137,246
Long-term investment securities		—	1,135,057	—	—	1,135,057
Accounts receivable - trade		—	—	2,610,767	—	2,610,767
Loans and other receivables(*)		—	—	1,146,167	—	1,146,167
Derivative financial assets		8,983	—	—	186,282	195,265

	￦	8,983	1,272,303	5,321,067	186,282	6,788,635

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	834,429	—	834,429
Financial instruments		—	—	313,699	—	313,699
Short-term investment securities		—	280,161	—	—	280,161
Long-term investment securities		7,817	948,463	—	—	956,280
Accounts receivable - trade		—	—	2,460,686	—	2,460,686
Loans and other receivables(*)		—	—	1,123,507	—	1,123,507
Derivative financial assets		8,713	—	—	61,322	70,035

	￦	16,530	1,228,624	4,732,321	61,322	6,038,797

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

32.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(*)	Details of loans and other receivables as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Short-term loans	￦	40,195	74,512
Accounts receivable - other		725,728	690,527
Accrued income		11,470	10,134
Other current assets		1,855	3,866
Long-term loans		62,724	55,728
Long-term accounts receivable - other		2,388	3,596
Guarantee deposits		301,807	285,144

	￦	1,146,167	1,123,507

(2)	Financial liabilities by categories as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	￦	—	334,438	—	334,438
Derivative financial liabilities		—	—	85,456	85,456
Borrowings		—	560,524	—	560,524
Debentures(*1)		110,027	6,758,238	—	6,868,265
Accounts payable - other and others(*2)		—	2,585,546	—	2,585,546

	￦	110,027	10,238,746	85,456	10,434,229

(In millions of won)	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	￦	—	275,495	—	275,495
Derivative financial liabilities		—	—	130,889	130,889
Borrowings		—	537,562	—	537,562
Debentures(*1)		110,365	6,108,265	—	6,218,630
Accounts payable - other and others(*2)		—	3,241,615	—	3,241,615

	￦	110,365	10,162,937	130,889	10,404,191

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

32.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of September 30, 2015 and December 31, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	Details of accounts payable and other payables as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Accounts payable - other	￦	978,921	1,381,850
Withholdings		1,099	1,760
Accrued expenses		877,909	952,418
Current installments of long-term payables - other		120,253	193,193
Long-term payables - other		579,888	684,567
Finance lease liabilities		—	26
Other non-current liabilities		27,476	27,801

	￦	2,585,546	3,241,615

33.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary foreign currency assets and liabilities as of September 30, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	160,258	￦	190,861	1,876,314	￦	2,241,256
EUR	6,075		8,164	11		13
JPY	22,686		303	348		3
AUD	—		—	298,897		249,959
CHF	—		—	299,269		367,964
Others	4,997		1,111	10		2

		￦	200,439		￦	2,859,197

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 21)

As of September 30, 2015, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	5,440	(5,440)
EUR		782	(782)
JPY		30	(30)
Others		109	(109)

	￦	6,361	(6,361)

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of September 30, 2015, available-for-sale equity instruments measured at fair value amount to ￦1,034,282 million.

(iii)	Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

The Group’s interest rate risk arises from floating-rate borrowings and debentures. As of September 30, 2015, floating-rate borrowings and debentures amount to ￦34,602 million and ￦358,350 million respectively, the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures. (See Note 21) If interest rate only increases (decreases) by 1%, income before income taxes for the nine-month period ended September 30, 2015 would have been changed ￦346 million due to the interest expense from floating-rate borrowings.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Cash and cash equivalents	￦	1,263,546	833,129
Financial instruments		300,385	313,699
Available-for-sale financial assets		5,345	15,498
Accounts receivable - trade		2,610,767	2,460,686
Loans and receivables		1,146,167	1,123,507
Derivative financial assets		195,265	70,035
Financial assets at fair value through profit or loss		—	7,817

	￦	5,521,475	4,824,371

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the nine-month period ended September 30, 2015, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2015.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 29.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2015 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	334,438	334,438	334,438	—	—
Borrowings(*1)		560,524	576,228	431,441	116,516	28,271
Debentures(*1)		6,868,265	8,198,458	926,358	4,436,869	2,835,231
Accounts payable - other and others(*2)		2,585,546	2,635,925	1,923,812	584,629	127,484

	￦	10,348,773	11,745,049	3,616,049	5,138,014	2,990,986

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.
(*2)	Excludes discounts on accounts payable - other and others.

As of September 30, 2015, periods which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	186,282	198,993	1,789	164,739	32,465
Liabilities		(85,456)	(88,781)	(4,748)	(84,033)	—

	￦	100,826	110,212	(2,959)	80,706	32,465

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

33.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended December 31, 2014.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is derived from the financial statements.

Debt-equity ratio as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Liabilities	￦	12,924,950	12,692,963
Equity		15,633,770	15,248,270

Debt-equity ratio		82.67%	83.24%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

33.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2015 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	8,983	—	8,983	—	8,983
Derivative financial assets		186,282	—	186,282	—	186,282
Available-for-sale financial assets		1,034,282	823,128	70,577	140,577	1,034,282

	￦	1,229,547	823,128	265,842	140,577	1,229,547

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	1,263,748	—	—	—	—
Available-for-sale financial assets(*1,2)		238,021	—	—	—	—
Accounts receivable - trade and others(*1)		3,756,934	—	—	—	—
Financial instruments(*1)		300,385	—	—	—	—

	￦	5,559,088	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,027	—	110,027	—	110,027
Derivative financial liabilities		85,456	—	85,456	—	85,456

	￦	195,483	—	195,483	—	195,483

Financial liabilities that cannot be measured at fair value
Accounts payable - trade(*1)	￦	334,438	—	—	—	—
Borrowings		560,524	—	564,726	—	564,726
Debentures		6,758,238	—	7,231,264	—	7,231,264
Accounts payable - other and others(*1)		2,585,546	—	—	—	—

	￦	10,238,746	—	7,795,990	—	7,795,990

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

33.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		61,322	—	61,322	—	61,322
Available-for-sale financial assets		846,614	657,286	47,002	142,326	846,614

	￦	924,466	657,286	117,037	150,143	924,466

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	834,429	—	—	—	—
Available-for-sale financial assets(*1,2)		382,010	—	—	—	—
Accounts receivable - trade and others(*1)		3,584,193	—	—	—	—
Financial instruments(*1)		313,699	—	—	—	—

	￦	5,114,331	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Accounts payable - trade(*1)	￦	275,495	—	—	—	—
Borrowings		537,562	—	549,083	—	549,083
Debentures		6,108,265	—	6,514,832	—	6,514,832
Accounts payable - other and others(*1)		3,241,615	—	—	—	—

	￦	10,162,937	—	7,063,915	—	7,063,915

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for Level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

33.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Interest rates used by the Group for the fair value measurement as of September 30, 2015 are as follows:

Interest rate
Derivative instruments	1.74 ~ 2.14%
Borrowings and debentures	2.32 ~ 3.06%

3)	There have been no transfers from Level 2 to Level 1 for the nine-month period ended September 30, 2015 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2015 are as follows:

(In millions of won)
	Balance at January 1		Acquisition	Other comprehensive loss	Transfer	Balance at September 30
Available-for-sale financial assets	￦	142,326	12,761	(490)	(14,020)	140,577

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

33.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2015 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	68,522	—	68,522	(52,560)	—	15,962
Accounts receivable – trade and others		117,216	(105,247)	11,969	—	—	11,969

	￦	185,738	(105,247)	80,491	(52,560)	—	27,931

Financial liabilities:
Derivatives(*)	￦	52,560	—	52,560	(52,560)	—	—
Accounts payable – trade and others		105,247	(105,247)	—	—	—	—

	￦	157,807	(105,247)	52,560	(52,560)	—	—

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and others		128,794	(117,568)	11,226	—	—	11,226

	￦	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	￦	45,892	—	45,892	(45,892)	—	—
Accounts payable – trade and others		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

(*)	The amount is applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

34.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 50 others
Affiliates	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	￦	207	1,767	379	2,212
Provision for retirement benefits		42	584	114	794

	￦	249	2,351	493	3,006

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

34.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)		2015
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Ultimate Controlling Entity	SK Holding Co., Ltd.(formerly, SK C&C Co., Ltd.)(*1)	￦	6,855	14,234	109,558	270,486	43,677	134,061	—	—
	SK Holdings Co., Ltd. (formerly, SK Holding Co., Ltd.) (*2,3)		55	1,299	23,257	212,378	117	117	—	—

			6,910	15,533	132,815	482,864	43,794	134,178	—	—

Associates	F&U Credit information Co., Ltd.		633	1,964	11,114	33,480	—	—	—	—
	HappyNarae Co., Ltd.		88	227	1,651	4,610	2,352	5,221	—	—
	SK hynix Inc.(*4)		2,725	52,903	36	2,235	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		413	3,543	2,002	13,437	—	—	—	—
	KEB HanaCard Co., Ltd.		5,325	16,175	3,958	12,181	—	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	—	—	—	1,463	8,616
	Others(*5)		898	5,954	1,822	11,334	—	1,141	—	500

			10,082	80,766	20,583	77,277	2,352	6,362	1,463	9,116

Other	SK Engineering & Construction Co., Ltd.		1,537	6,296	12,845	25,902	98,555	223,949	—	—
	SK Networks Co., Ltd.		3,114	9,137	284,214	904,931	2	2	—	—
	SK Networks service Co., Ltd.		2,837	7,667	24,552	62,326	1,441	1,967	—	—
	SK Telesys Co., Ltd.		104	316	13,996	35,097	34,595	107,954	—	—
	SK Energy Co., Ltd.		2,919	5,934	318	761	—	—	—	—
	SK Gas Co., Ltd.		756	2,641	1	1	—	—	—	—
	Others		7,773	20,867	13,677	33,337	6,230	10,793	—	—

			19,040	52,858	349,603	1,062,355	140,823	344,665	—	—

Total		￦	36,032	149,157	503,001	1,622,496	186,969	485,205	1,463	9,116

(*1)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK Holdings Co., Ltd.
(*2)	These relates to transactions occurred until July 31, 2015 before the merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

34.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2015 and 2014 are as follows, Continued:

(*4)	Operating revenue and others include ￦43,830 million of dividends paid by SK hynix Inc. and deducted from the investment in associates.
(*5)	Operating revenue and others include ￦2,103 million and ￦227 million of dividends paid by Korea IT Fund and UniSK, respectively, and deducted from the investment in associates.

(In millions of won)		2014
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Ultimate Controlling Entity	SK Holding Co., Ltd.(*1)	￦	93	348	29,201	217,895	—	—	—	—
Associates	F&U Credit information Co., Ltd.		695	1,688	11,557	33,538	—	—	—	—
	HappyNarae Co., Ltd.		54	182	1,711	4,328	1,927	5,978	—	—
	SK hynix Inc.		3,342	8,264	—	879	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		163	390	3,160	12,201	—	—	—	—
	HanaSK Card Co., Ltd.(*2)		11,627	33,063	1,295	3,592	—	—	—	—
	Others		1,102	4,535	5,349	13,952	—	—	—	45

			16,983	48,122	23,072	68,490	1,927	5,978	—	45

Other	SK Engineering & Construction Co., Ltd.		713	2,382	12,930	36,474	124,853	224,980	—	—
	SK C&C Co., Ltd.		4,350	12,946	91,657	245,797	26,136	77,546	—	—
	SK Networks Co., Ltd.		2,158	14,512	261,844	1,190,460	—	3,251	—	—
	SK Networks service Co., Ltd.		2,518	7,941	36,984	78,495	515	1,231	—	—
	SK Telesys Co., Ltd.		159	361	13,558	59,671	58,064	136,901	—	—
	SK Energy Co., Ltd.		4,025	15,872	279	722	—	—	—	—
	SK Gas Co., Ltd.		3,392	7,344	—	—	—	—	—	—
	Others		6,544	17,078	8,864	23,583	544	5,694	—	—

			23,859	78,436	426,116	1,635,202	210,112	449,603	—	—

Total		￦	40,935	126,906	478,389	1,921,587	212,039	455,581	—	45

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.
(*2)	During the year ended December 31, 2014, due to the merger with Hana SK Card Co., Ltd., the Parent Company’s associate and KEB Card Co., Ltd., the Group exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

34.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)		September 30, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade, and others	Accounts payable - trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd. .( formerly, SK C&C Co., Ltd.) (*)	￦	—	1,135	139,042
Associates	HappyNarae Co., Ltd.		—	—	1,256
	F&U Credit information Co., Ltd.		—	17	1,223
	SK hynix Inc.		—	2,439	1
	SK Wyverns Baseball Club Co., Ltd.		1,221	165	272
	Wave City Development Co., Ltd.		1,700	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,797	37,749
	Xian Tianlong Science and Technology Co., Ltd.		8,616	—	—
	Others		—	328	266

			33,685	43,158	40,767

Other	SK Engineering & Construction Co., Ltd.		—	4,154	1,065
	SK Networks. Co., Ltd.		—	54,383	213,984
	SK Networks Services Co., Ltd.		—	58	4,476
	SK Telesys Co., Ltd.		—	195	12,429
	SK innovation co., ltd.		—	2,263	3,193
	SK Energy Co., Ltd.		—	587	152
	SK Gas Co., Ltd.		—	1,906	9
	Others		—	2,306	23,766

			—	65,852	259,074

Total		￦	33,685	110,145	438,883

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK, Holdings Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

34.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(In millions of won)		December 31, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade, and others	Accounts payable - trade, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	90	—
Associates	HappyNarae Co., Ltd.		—	13	2,650
	F&U Credit information Co., Ltd.		—	148	797
	SK hynix Inc.		—	2,800	2,840
	SK Wyverns Baseball Club Co., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,998	59
	Others		—	543	1,285

			24,569	43,914	7,631

Other	SK Engineering & Construction Co., Ltd.		—	897	27,282
	SK C&C Co., Ltd.		—	1,393	121,145
	SK Networks. Co., Ltd.		—	2,608	238,351
	SK Networks Services Co., Ltd.		—	16	2,922
	SK Telesys Co., Ltd.		—	321	3,037
	SK innovation co., ltd.		—	1,641	271
	SK Energy Co., Ltd.		—	4,781	79
	SK Gas Co., Ltd.		—	2,143	47
	Others		—	2,813	9,342

			—	16,613	402,476

Total		￦	24,569	60,617	410,107

(5)	As of September 30, 2015, collateral and guarantee provided by the Group for the related parties’ financing purposes are as follows. There are no collateral or guarantee provided by related parties to the Group nor the Group to related parties.

(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

(7)	During the year ended December 31, 2014, the Group acquired convertible bonds with a face value of ￦6,000 million from Health Connect Co., Ltd. at the face value. During the nine-month period ended September 30, 2015, the Parent Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd. As a result of this transaction, investments in associates have increased by ￦5,900 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

34.	Transactions with Related Parties, Continued

(8)	There were additional investments in associates and joint ventures during the nine-month period ended September 30, 2015. (See Note 11)

35.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦14,628 million as of September 30, 2015.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦1,219 million as collateral as of September 30, 2015.

(2)	Contingencies

As of September 30, 2015, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary of the Parent Company, amounts to ￦1,151 million. The ultimate outcome of such litigation is not expected to have a material effect on the Group’s financial position or performance results.

(3)	Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ￦3,000 million of payment guarantees from Shinhan Bank, in relation to handsets purchased from the Apple Computer Korea Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

36.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Interest income	￦	(36,497)	(45,283)
Dividends		(16,081)	(13,048)
Gain on foreign currency translation		(10,382)	(3,222)
Gain on disposal of long-term investments assets		(6,832)	(8,835)
Gain on valuation of derivatives		(4,633)	(8,257)
Gain on settlement of derivatives		—	(119)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(626,278)	(566,846)
Gain on disposal of property and equipment and intangible assets		(4,406)	(6,792)
Gain relating to financial assets at fair value through profit or loss		(5,188)	—
Other income		(98)	(51)
Interest expenses		224,090	243,400
Loss on foreign currency translation		9,243	1,566
Loss on disposal of long-term investments securities		1,746	2,607
Other finance costs		3,217	—
Loss on valuation of derivatives		—	1,404
Loss on settlement of derivatives		4,517	335
Income tax expense		408,015	310,392
Provision for retirement benefits		80,443	94,490
Depreciation and amortization		2,222,893	2,141,686
Bad debt expenses		43,855	33,837
Loss on disposal of property and equipment and intangible assets		17,604	13,638
Loss on impairment of property and equipment and intangible assets		1,976	3,166
Loss relating to financial assets at fair value through profit or loss		—	1,352
Loss relating to financial liabilities at fair value through profit or loss		4,850	11,287
Bad debt for accounts receivable - other		7,570	11,992
Loss on disposal of investments assets		—	12
Loss on impairment of investment assets		34,387	127
Other expenses		7,332	6,784

	￦	2,361,343	2,225,622

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

36.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Accounts receivable - trade	￦	(193,599)	(441,375)
Accounts receivable - other		(53,057)	(142,659)
Accrued income		84	29
Advance payments		(35,155)	(27,976)
Prepaid expenses		(31,866)	(28,228)
V.A.T. refund receivable		295	8,552
Inventories		(5,662)	32,415
Long-term accounts receivable		—	55
Guarantee deposits		(14,647)	(14,068)
Accounts payable - trade		59,267	22,355
Accounts payable - other		(173,754)	(364,164)
Advanced receipts		(3,399)	16,665
Withholdings		9,761	141,308
Deposits received		(5,746)	(2,427)
Accrued expenses		(51,303)	22,288
V.A.T. payable		10,957	6,196
Unearned revenue		(105,404)	(98,362)
Provisions		(29,555)	(14,399)
Long-term provisions		(6,623)	20,335
Plan assets		669	5,448
Retirement benefit payment		(43,416)	(38,302)
Others		(21,154)	4,546

	￦	(693,307)	(891,768)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Transfer of construction in progress to property and equipment, and intangible assets	￦	1,135,996	1,445,192
Transfer of other property and equipment and others to construction in progress		519,886	668,877
Decrease of accounts payable - other related to acquisition of property and equipment and intangible assets		(238,064)	(323,503)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

37.	Subsequent Events

(1)	On November 2, 2015, the board of directors of the Parent Company resolved to acquire 30% of the issued and outstanding common shares of CJ Hello Vision Co, Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd.(“CJ O Shopping”), and the Parent Company entered into a share purchase agreement with CJ O Shopping. On April 1, 2016, the Parent Company will acquire 23,234,060 shares of CJ Hello Vision and grant put option to CJ O Shopping and be granted call option on CJ O Shopping’s remaining shares in CJ Hello Vision.

(2)	On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, held a meeting to resolve the merger of SK Broadband into CJ Hello Vision, and SK Broadband entered into a merger agreement with CJ Hello Vision. Under the agreement, SK Broadband will be merged into CJ Hello Vision on April 1, 2016.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2015 and 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of September 30, 2015, the related condensed separate statements of income and comprehensive income for the three and nine-month periods ended September 30, 2015 and 2014, the condensed separate statements of changes in equity and cash flows for the nine-month periods ended September 30, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Other matters

The separate statement of financial position of the Company as of December 31, 2014, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2015, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 6, 2015

This report is effective as of November 6, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of September 30, 2015 and December 31, 2014

(In millions of won)	Note	September 30, 2015		December 31, 2014
Assets
Current Assets:
Cash and cash equivalents	26,27	￦	523,839	248,311
Short-term financial instruments	4,26,27		123,000	143,000
Short-term investment securities	6,26,27		137,246	197,161
Accounts receivable - trade, net	5,26,27,28		1,636,670	1,559,281
Short-term loans, net	5,26,27,28		31,833	67,989
Accounts receivable - other, net	5,26,27,28		463,780	305,990
Prepaid expenses			88,285	86,070
Inventories, net			38,933	23,694
Advanced payments and other	5,26,27		89,487	58,417

Total Current Assets			3,133,073	2,689,913

Non-Current Assets:
Long-term financial instruments	4,26,27		10,064	69
Long-term investment securities	6,26,27		672,572	608,797
Investments in subsidiaries and associates	7		8,650,617	8,181,769
Property and equipment, net	8,28		7,308,398	7,705,906
Goodwill	9		1,306,236	1,306,236
Intangible assets, net	10		1,670,874	1,928,169
Long-term loans, net	5,26,27,28		35,045	38,457
Long-term prepaid expenses			28,649	28,551
Guarantee deposits	4,5,26,27,28		167,064	156,807
Long-term derivative financial assets	15,26,27		161,881	67,728
Other non-current assets			249	60

Total Non-Current Assets			20,011,649	20,022,549

Total Assets		￦	23,144,722	22,712,462

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of September 30, 2015 and December 31, 2014

(In millions of won)	Note	September 30, 2015		December 31, 2014
Liabilities and Equity
Current Liabilities:
Short-term borrowings	11,26,27	￦	260,000	200,000
Current installments of debentures and long-term borrowings, net	11,26,27		482,989	211,863
Current installments of long-term payables - other	12,26,27		119,566	189,389
Accounts payable - other	26,27,28		738,702	1,086,485
Withholdings	26,27		858,396	801,119
Accrued expenses	26,27		472,888	615,488
Income tax payable	24		315,979	91,315
Unearned revenue			21,220	92,783
Provisions	13		35,980	50,456
Advanced receipts			49,658	39,148

Total Current Liabilities			3,355,378	3,378,046

Non-Current Liabilities:
Debentures, excluding current installments, net	11,26,27		4,886,477	4,655,137
Long-term borrowings, excluding current installments	11,26,27		80,533	80,147
Long-term payables - other	12,26,27		547,970	657,001
Long-term unearned revenue			2,915	19,544
Defined benefit liabilities	14		23,771	15,555
Long-term derivative financial liabilities	15,26,27		85,456	130,889
Long-term provisions	13		18,815	27,676
Deferred tax liabilities	24		40,962	144,876
Other non-current liabilities	26,27		57,874	61,370

Total Non-Current Liabilities			5,744,773	5,792,195

Total Liabilities			9,100,151	9,170,241

Equity
Share capital	1,16		44,639	44,639
Capital surplus and other capital adjustments	16,17,18		859,638	433,894
Retained earnings	19		13,204,177	12,996,790
Reserves	20		(63,883)	66,898

Total Equity			14,044,571	13,542,221

Total Liabilities and Equity		￦	23,144,722	22,712,462

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three and nine-month periods ended September 30, 2015 and 2014

(In millions of won except for per share data)		September 30, 2015			September 30, 2014
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating revenue:	28
Revenue		￦	3,141,772	9,418,994	3,303,648	9,831,961
Operating expense:	28
Labor cost			130,325	553,358	135,845	449,061
Commissions paid			1,259,730	3,830,849	1,339,449	4,233,780
Depreciation and amortization			545,222	1,601,798	521,035	1,548,242
Network interconnection			179,431	531,798	226,553	661,316
Leased line			88,394	269,980	94,126	283,478
Advertising			41,202	132,230	59,424	155,970
Rent			101,128	294,721	94,828	280,071
Cost of products that have been resold			119,510	343,618	122,203	357,776
Other operating expenses	21		210,630	590,526	204,458	577,581

			2,675,572	8,148,878	2,797,921	8,547,275

Operating income			466,200	1,270,116	505,727	1,284,686
Finance income	23		158,183	239,996	17,718	57,516
Finance costs	23		(103,336)	(236,228)	(74,504)	(225,982)
Other non-operating income	22		3,401	10,370	6,027	34,619
Other non-operating expenses	22		(29,794)	(91,458)	(80,547)	(136,038)
Loss relating to investments in subsidiaries and associates.	7		(3,819)	(3,819)	—	—

Profit before income tax			490,835	1,188,977	374,421	1,014,801
Income tax expense	24		129,244	299,603	81,147	204,619

Profit for the period		￦	361,591	889,374	293,274	810,182

Earnings per share	25
Basic earnings per share (in won)		￦	4,979	12,297	4,134	11,303

Diluted earnings per share (in won)		￦	4,979	12,297	4,134	11,303

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2015 and 2014

(In millions of won)		September 30, 2015			September 30, 2014
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		￦	361,591	889,374	293,274	810,182
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	14		(2,620)	(5,073)	2,052	(7,533)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	20		(64,409)	(117,978)	42,556	(8,875)
Net change in unrealized fair value of derivatives	15,20		2,599	(12,803)	(16,605)	(33,298)

Other comprehensive income (loss) for the period, net of taxes			(64,430)	(135,854)	28,003	(49,706)

Total comprehensive income		￦	297,161	753,520	321,277	760,476

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)			Capital surplus (deficit) and other capital adjustments					Retained earnings	Reserves	Total equity
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other
Balance, January 1, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408
Cash dividends		—	—	—	—	—	—	(666,802)	—	(666,802)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	810,182	—	810,182
Other comprehensive loss		—	—	—	—	—	—	(7,533)	(42,173)	(49,706)

		—	—	—	—	—	—	802,649	(42,173)	760,476
Interest on hybrid bond		—	—	—	—	—	—	(8,420)	—	(8,420)

Balance, September 30, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,793,126	129,003	13,400,662

Balance, January 1, 2015	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,996,790	66,898	13,542,221
Cash dividends		—	—	—	—	—	—	(668,494)	—	(668,494)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	889,374	—	889,374
Other comprehensive loss		—	—	—	—	—	—	(5,073)	(130,781)	(135,854)

		—	—	—	—	—	—	884,301	(130,781)	753,520
Treasury stock		—	—	369,249	18,087	—	38,408	—	—	425,744
Interest on hybrid bond		—	—	—	—	—	—	(8,420)	—	(8,420)

Balance, September 30, 2015	￦	44,639	2,915,887	(1,770,434)	—	398,518	(684,333)	13,204,177	(63,883)	14,044,571

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)	Note	September 30, 2015		September 30, 2014
Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	889,374	810,182
Adjustments for income and expenses	30		2,067,842	2,070,774
Changes in assets and liabilities related to operating activities	30		(592,126)	(540,916)

Sub-total			2,365,090	2,340,040
Interest received			13,910	14,874
Dividends received			59,212	13,048
Interest paid			(166,573)	(161,915)
Income tax paid			(135,480)	(172,307)

Net cash provided by operating activities			2,136,159	2,033,740

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			60,158	15,198
Decrease in short-term financial instruments, net			20,000	11,000
Collection of short-term loans			336,441	127,176
Decrease in long-term financial instruments			6	—
Proceeds from disposal of long-term investment securities			5,235	47,926
Proceeds from disposal of investments in subsidiaries and associates			185,557	—
Proceeds from disposal of property and equipment			16,912	23,538
Proceeds from disposal of intangible assets			95	412
Proceeds from disposal of assets held for sale			—	1,055
Collection of long-term loans			—	2,942
Proceeds from disposal of other non-current assets			—	72

Sub-total			624,404	229,319
Cash outflows for investing activities:
Increase in short-term loans			(297,101)	(128,377)
Increase in long-term financial instruments			(10,000)	(2,522)
Acquisition of long-term investment securities			(204,504)	(14,207)
Acquisition of investments in subsidiaries and associates			(287,284)	(185,060)
Acquisition of property and equipment			(1,201,184)	(1,600,472)
Acquisition of intangible assets			(19,207)	(40,329)
Increase in long-term loans			—	(45)
Increase in other non-current assets			(190)	—

Sub-total			(2,019,470)	(1,971,012)

Net cash used in investing activities		￦	(1,395,066)	(1,741,693)

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2015 and 2014

(In millions of won)	September 30, 2015		September 30, 2014
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	￦	60,000	340,000
Proceeds from long-term borrowings		—	3,552
Proceeds from issuance of debentures		597,840	299,354
Cash inflows from settlement of derivatives		175	119

Sub-total		658,015	643,025
Cash outflows for financing activities:
Repayment of long-term borrowings		(6,407)	(6,407)
Repayment of long-term account payables-other		(190,134)	(207,668)
Repayment of debentures		(250,000)	(96,151)
Payment of cash dividends		(668,494)	(666,802)
Payment of interest on hybrid bond		(8,420)	(8,420)
Cash outflows from settlement of derivatives		(329)	(335)

Sub-total		(1,123,784)	(985,783)

Net cash used in financing activities		(465,769)	(342,758)

Net increase (decrease) in cash and cash equivalents		275,324	(50,711)
Cash and cash equivalents at beginning of period		248,311	448,459
Effects of exchange rate changes on cash and cash equivalents		204	52

Cash and cash equivalents at end of the period	￦	523,839	397,800

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2015, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.(*)	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	52,265,708	64.73
Treasury stock	8,116,551	10.05

Total number of shares	80,745,711	100.00

(*)	During the nine-month period ended September 30, 2015, SK C&C Co., Ltd., the ultimate controlling entity’s investee accounted using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK Holdings Co., Ltd.

2.	Basis of Preparation

(1)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as at and for the year ended December 31, 2014. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

1)	Critical judgments, assumptions and estimation uncertainties, Continued

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2014.

2)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 27.

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2014. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2015.

(1)	Changes in accounting policies

The following amendment to existing standards has been published and are mandatory for the Company for annual periods beginning on or after July 1, 2014.

1) K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

There is no material impact of the application of this amendment on the Company’s financial statements.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

4.	Restricted Deposits

Deposits which are restricted in use as of September 30, 2015 and December 31, 2014 are summarized as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Short-term financial instruments(*)	￦	85,500	85,500
Long-term financial instruments(*)		10,064	69
Guarantee deposits		280	280

	￦	95,844	85,849

(*)	Financial instruments include charitable trust fund established by the Company. Profits from the fund are donated to charitable institutions. As of September 30, 2015, the funds cannot be withdrawn.

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,766,046	(129,376)	1,636,670
Short-term loans		32,155	(322)	31,833
Accounts receivable—other		518,455	(54,675)	463,780
Accrued income		7,436	—	7,436

		2,324,092	(184,373)	2,139,719
Non-current assets:
Long-term loans		54,286	(19,241)	35,045
Guarantee deposits		167,064	—	167,064

		221,350	(19,241)	202,109

	￦	2,545,442	(203,614)	2,341,828

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,665,941	(106,660)	1,559,281
Short-term loans		68,676	(687)	67,989
Accounts receivable—other		366,821	(60,831)	305,990
Accrued income		6,354	—	6,354

		2,107,792	(168,178)	1,939,614
Non-current assets:
Long-term loans		60,130	(21,673)	38,457
Guarantee deposits		156,807	—	156,807

		216,937	(21,673)	195,264

	￦	2,324,729	(189,851)	2,134,878

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

5.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables during the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Balance at January 1	￦	189,851	174,480
Increase of bad debt allowances		35,307	31,609
Write-offs		(36,515)	(25,655)
Collection of receivables previously written-off		14,971	14,481

Balance at September 30	￦	203,614	194,915

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015			December 31, 2014
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,300,238	669,530	1,182,627	553,014
Overdue but not impaired		48,250	—	47,663	—
Impaired		417,558	109,866	435,651	105,774

		1,766,046	779,396	1,665,941	658,788
Allowances for doubtful accounts		(129,376)	(74,238)	(106,660)	(83,191)

	￦	1,636,670	705,158	1,559,281	575,597

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Less than 1 month	￦	15,509	12,045
1 ~ 3 months		4,710	15,222
3 ~ 6 months		10,737	8,591
More than 6 months		17,294	11,805

	￦	48,250	47,663

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

6.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Beneficiary certificates(*)	￦	137,246	197,003
Current installments of long-term investment securities		—	158

	￦	137,246	197,161

(*)	The distributions arising from beneficiary certificates as of September 30, 2015, were accounted for as accrued income.

(2)	Details of long-term investment securities as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Equity securities:
Marketable equity securities	￦	519,627	490,741
Unlisted equity securities(*1)		66,209	28,696
Equity investments(*2)		76,721	73,054

		662,557	592,491
Debt securities:
Public bonds(*3)		—	158
Investment bonds(*4)		10,015	16,306

		10,015	16,464

Total		672,572	608,955
Less current installments of long-term investment securities		—	(158)

Long-term investment securities	￦	672,572	608,797

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Less than 1 year	￦	—	158

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

6.	Investment Securities, continued

(2)	Details of long-term investment securities as of September 30, 2015 and December 31, 2014 are as follows, continued:

(*4)	During the nine-month period ended September 30, 2015, the Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd., which were classified as available-for-sale financial assets. Health Connect Co., Ltd. has been classified as investments in associates (￦5,900 million) as the Company obtained significant influence over the investee. As a result of this transaction, investments in associates have increased by ￦5,900 million and the remaining convertible bonds of ￦560 million was fully redeemed. Also, the Company classified the convertible bonds of IRIVER LIMITED, amounting to ￦7,986 million, as financial assets at fair value through profit or loss and the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

7.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Investments in subsidiaries	￦	4,318,063	3,614,750
Investments in associates		4,332,554	4,567,019

	￦	8,650,617	8,181,769

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

7.	Investments in Subsidiaries and Associates, continued

(2)	Details of investments in subsidiaries as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)	September 30, 2015				December 31, 2014
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.(*1,4)	298,460,212	100.0		1,870,582	1,242,247
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*3,4,5)	71,209,687	100.0		1,520,206	1,538,020
Neosnetworks Co., Ltd.(*2)	408,435	83.9		63,967	23,968
IRIVER LIMITED	15,202,039	49.0		54,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	29,116
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		93,319	83,871
YTK Investment Ltd.	—	100.0		18,693	27,945
Atlas Investment	—	100.0		78,618	77,050
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	25,784
Entrix Co., Ltd.(*3)	4,157,000	100.0		27,628	—

			￦	4,318,063	3,614,750

(*1)	On March 20, 2015, the Board of Directors of the Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. became a wholly-owned subsidiary of the Company.
(*2)	The Company newly acquired 50,377 and 326,748 shares of Neosnetworks Co., Ltd. by participating in the capital increase and capital increase without consideration respectively during the nine-month period ended September 30, 2015.
(*3)	During the nine-month period ended September 30, 2015, Entrix Co., Ltd., providing cloud streaming service, was established by spin off from SK Planet Co, Ltd., a subsidiary of the Company. The Company exchanged 1,300,000 shares of SK Planet Co., Ltd. for 1,300,000 shares of Entrix Co., Ltd. and additionally acquired 2,857,000 shares by participating in paid in capital increase.
(*4)	During the nine-month period ended September 30, 2015, hoppin service division of SK Planet Co., Ltd., a subsidiary of the Company, spin off from SK Planet Co., Ltd. and was merged into SK Broadband, Co., Ltd. Consequently, the Company exchanged 417,630 shares of SK Planet Co., Ltd. for 2,501,125 shares of SK broadband Co., Ltd.

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

7.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(*5)	On September 24, 2015, the board of directors of SK Planet Co., Ltd., a subsidiary of the Company, resolved to distribute 26,523,815 shares of SK Communications Co., Ltd., a subsidiary of SK Planet Co., Ltd. to the Company as dividend in kind and to dispose of 1,506,130 shares of SK Communication Co., Ltd. to the Company. During the nine-month period ended September 30, 2015, the Company recognized dividend income amounting to ￦140,834 million based on carrying amount for 26,523,815 shares of separate financial statements of SK Planet Co., Ltd. On October 1, 2015, after a reporting period, the Company acquired 1,506,130 shares from SK Planet Co., Ltd.

(3)	Details of investments in associates as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)	September 30, 2015				December 31, 2014
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK China Company Ltd.(*1)	720,000	9.6	￦	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*1,3)	39,902,323	15.0		253,739	430,044
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		8,340	8,340
NanoEnTek, Inc.(*4)	6,960,445	28.6		47,958	37,959
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
Packet One Network(*5)	—	—		—	60,706
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		61,284	68,737

			￦	4,332,554	4,567,019

(*1)	Classified as investments in associates as the Company can exercise significant influence through its participation on the board of directors even though the Company has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

7.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(*3)	During the nine-month period ended September 30, 2015, the Company disposed of 27,725,264 shares of KEB HanaCard Co., Ltd.
(*4)	During the nine-month period ended September 30, 2015, the Company newly acquired 1,090,155 shares of NanoEnTek, Inc. by participating in paid in capital increase allocation of third parties.
(*5)	Reclassified from investment in associates to available-for-sale financial assets during the nine-month period ended September 30, 2015 as the Company no longer has significant influence. The Company recognized the difference between the carrying amount and the fair value amounting to ￦37,374 million as loss on impairment of investment assets.

(4)	The market price of investments in listed subsidiaries as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)
	September 30, 2015				December 31, 2014
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
IRIVER LIMITED	￦	6,540	15,202,039	99,421	6,370	15,202,039	96,837
SK Broadband Co., Ltd.(*)		—	298,460,212	—	4,380	149,638,354	655,416

(*)	Due to the voluntary delisting of SK Broadband Co., Ltd. during the nine-month period ended September 30, 2015, the market price is not disclosed as of September 30, 2015.

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

8.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	448,255	3,122	(334)	30,181	—	481,224
Buildings		568,874	1,052	(4,132)	22,000	(26,200)	561,594
Structures		350,915	3,462	(57)	12,651	(25,623)	341,348
Machinery		5,277,929	85,111	(10,172)	802,952	(1,202,684)	4,953,136
Other		430,478	580,839	(12,589)	(456,621)	(83,942)	458,165
Construction in progress		629,455	361,941	(1,011)	(477,454)	—	512,931

	￦	7,705,906	1,035,527	(28,295)	(66,291)	(1,338,449)	7,308,398

(In millions of won)
	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	416,991	5,860	—	15,259	—	438,110
Buildings		585,375	523	(101)	6,002	(25,748)	566,051
Structures		363,093	4,040	—	4,718	(24,499)	347,352
Machinery		4,945,088	77,214	(16,881)	1,143,022	(1,163,881)	4,984,562
Other		472,832	873,252	(2,119)	(613,419)	(78,270)	652,276
Construction in progress		676,607	378,383	(13,069)	(587,424)	—	454,497

	￦	7,459,986	1,339,272	(32,170)	(31,842)	(1,292,398)	7,442,848

9.	Goodwill

Goodwill as of September 30, 2015 and December 31, 2014 is as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

10.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2015
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	￦	1,384,044	—	—	—	(210,395)	1,173,649
Land use rights		14,016	1,592	(1)	—	(3,625)	11,982
Industrial rights		10,583	3,507	(2)	—	(2,938)	11,150
Facility usage rights		15,843	1,059	(23)	293	(1,912)	15,260
Memberships		63,465	62	—	—	—	63,527
Other		440,218	12,987	(7)	74,217	(132,109)	395,306

	￦	1,928,169	19,207	(33)	74,510	(350,979)	1,670,874

(In millions of won)
	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(210,395)	1,454,176
Land use rights		9,752	6,675	—	—	(3,178)	13,249
Industrial rights		9,113	4,960	—	—	(2,756)	11,317
Facility usage rights		16,155	1,182	(16)	379	(1,909)	15,791
Memberships		82,815	—	(136)	—	—	82,679
Other		456,761	27,512	(330)	43,052	(122,215)	404,780

	￦	2,239,167	40,329	(482)	43,431	(340,453)	1,981,992

(2)	The carrying amount and residual useful lives of frequency usage rights as of September 30, 2015 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	126,765	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		20,389	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		233,128	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		785,125	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		8,242	WiBro service	Mar. 2012	Mar. 2019

	￦	1,173,649

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	September 30, 2015		December 31, 2014
Korea Development Bank	2.48	Apr. 30, 2015	￦	—	100,000
	2.09	Oct. 30, 2015		100,000	—
CP	2.37	Jan. 15, 2015		—	100,000
	1.63	Oct. 15, 2015		160,000	—

			￦	260,000	200,000

(2)	Long-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	September 30, 2015		December 31, 2014
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	￦	96,250	94,903
				(USD 80,577)	(USD 86,338)

				96,250	94,903
Less present value discount on long-term borrowings				(2,328)	(2,623)

				93,922	92,280
Less current installments of long-term borrowings				(13,389)	(12,133)

			￦	80,533	80,147

(*)	For the years ended December 31, 2014 and 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installments on an annual basis from 2014 to 2022.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2015		December 31, 2014
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		—	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*2,3)		2029	4.73		—	55,188
Unsecured private bonds(*2)		2029	4.72		56,024	55,177
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	—
Unsecured private bonds		2025	2.49		150,000	—
Unsecured private bonds		2030	2.61		50,000	—
Unsecured private bonds	Operating fund	2018	1.89		90,000	—
Unsecured private bonds		2025	2.66		70,000	—
Unsecured private bonds		2030	2.82		90,000	—
Unsecured private bonds(*2)		2030	3.40		54,003	—
Foreign global bonds		2027	6.63		477,800	439,680
					(USD 400,000)	(USD 400,000)
Swiss unsecured private bonds		2017	1.75		368,862	333,429
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		836,150	769,440
					(USD 700,000)	(USD 700,000)
Australian unsecured private bonds		2017	4.75		250,881	269,727
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*1)		2020	3M Libor + 0.88		358,350	329,760
					(USD 300,000)	(USD 300,000)

Sub-total					5,382,070	4,882,401
Less discounts on bonds					(25,993)	(27,534)

					5,356,077	4,854,867
Less current installments of bonds					(469,600)	(199,730)

				￦	4,886,477	4,655,137

(*1)	As of September 30, 2015, 3M Libor rate is 0.33%.

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

11.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(*2)	The Company settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦10,027 million as of September 30, 2015.

(*3)	As of December 31, 2014, the principal amount and the fair value of the structured bonds were ￦50,000 million and ￦55,188 million, respectively. The entire bonds were early redeemed during the nine-month period ended September 30, 2015.

12.	Long-term Payables—other

(1)	As of September 30, 2015 and December 31, 2014, long-term payables—other which consist of payables related to the acquisition of W-CDMA licenses for 800MHz, 2.3GHz and 1.8GHz frequencies are as follows (See Note 10):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	September 30, 2015		December 31, 2014
800MHz	2013~2015	3.51%	5.69%	￦	—	69,416
2.3GHz	2014~2016	3.00%	5.80%		2,882	5,766
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		707,006	824,841

					709,888	900,023
Present value discount on long-term payables—other					(42,352)	(53,633)

					667,536	846,390
Less current installments of long-term payables—other					(120,718)	(190,134)
Current installments of present value discount on long-term payables—other					1,152	745

Carrying amount at period end				￦	547,970	657,001

(*)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables—other.

(2)	The repayment schedule of long-term payables—other as of September 30, 2015 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	120,718
1~3 years		235,669
3~5 years		235,669
More than 5 years		117,832

	￦	709,888

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

13.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2015						As of September 30, 2015
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy	￦	26,799	—	(4,288)	(17,583)	4,928	2,951	1,977
Provision for restoration		51,333	2,444	(479)	(3,431)	49,867	33,029	16,838

	￦	78,132	2,444	(4,767)	(21,014)	54,795	35,980	18,815

(In millions of won)	For the nine-month period ended September 30, 2014						As of September 30, 2014
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy	￦	53,923	67,158	(62,408)	—	58,673	38,934	19,739
Provision for restoration		32,173	3,096	(281)	(884)	34,104	21,039	13,065

	￦	86,096	70,254	(62,689)	(884)	92,777	59,973	32,804

The Company has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Company is expected to pay in future periods.

14.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015		December 31, 2014
Present value of defined benefit obligations	￦	209,630	195,130
Fair value of plan assets		(185,859)	(179,575)

	￦	23,771	15,555

(2)	Principal actuarial assumptions as of September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015	December 31, 2014
Discount rate for defined benefit obligations	2.91%	2.91%
Expected rate of salary increase	3.80%	3.80%

Discount rate for defined benefit obligations is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligations. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

14.	Defined Benefit Liabilities, Continued

(3)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Beginning balance	￦	195,130	154,460
Current service cost		26,171	24,842
Interest cost		4,072	4,663
Remeasurement
- Demographic assumption		16	—
- Adjustment based on experience		4,309	9,512
Benefit paid		(22,194)	(11,525)
Others		2,126	1,833

Ending balance	￦	209,630	183,785

(4)	Changes in plan assets for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Beginning balance	￦	179,575	131,574
Interest income		3,769	3,744
Actuarial loss		(2,368)	(427)
Contributions by employer directly to plan assets		25,000	4,000
Benefit paid		(20,117)	(3,931)

Ending balance	￦	185,859	134,960

(5)	Expenses recognized in profit and loss for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Current service cost	￦	26,171	24,842
Net Interest cost		303	919

	￦	26,474	25,761

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

15.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of September 30, 2015 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 80,577)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

15.	Derivative Instruments, Continued

(2)	As of September 30, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)	Fair value
	Cash flow hedge
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated (gain) loss on foreign currency translation	Others (*)	Held for trading purpose	Total
Non-current assets:
Structured bond (face value of KRW 100,000)	￦	—	—	—	—	8,983		8,983
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(53,080)	(16,946)	20,051	129,806	—		79,831
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(19,212)	(6,134)	72,364	—	—		47,018
Floating-to-fixed cross currency interest rate swap(U.S. dollar denominated bonds face value of USD 300,000)		(9,430)	(3,010)	33,163	—	—		20,723
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 80,577)		(4,334)	(1,384)	11,044	—	—		5,326

Total assets							￦	161,881

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(8,219)	(2,624)	5,354	—	—		(5,489)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		3,264	1,042	(84,273)	—	—		(79,967)

Total liabilities							￦	(85,456)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to May 12, 2010.

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

16.	Share Capital and Capital Surplus and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, except for share data)	September 30, 2015		December 31, 2014
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 17)		(1,770,434)	(2,139,683)
Loss on disposal of treasury stock		—	(18,087)
Hybrid bond (Note 18)		398,518	398,518
Others		(684,333)	(722,741)

	￦	859,638	433,894

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Act. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 and changes in shares outstanding for the nine-month period ended September 30, 2015 and 2014 are as follows:

(In shares)	For the nine-month period ended September 30, 2015			For the nine-month period ended September 30, 2014
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336
Disposal of treasury stock	—	(1,692,824)	1,692,824	—	—	—

Ending issued shares	80,745,711	8,116,551	72,629,160	80,745,711	9,809,375	70,936,336

17.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won, shares)	September 30, 2015		December 31, 2014
Number of shares		8,116,551	9,809,375
Amount	￦	1,770,434	2,139,683

On June 9, 2015, the Company granted 1,692,824 shares of its treasury stock (acquisition cost: ￦369,249 million) in order to acquire shares of SK Broadband Co., Ltd.

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

18.	Hybrid Bond

Hybrid bonds classified as equity as of September 30, 2015 are as follows:

(In millions of won)
	Type	Issuance date	Maturity		Annual interest rate (%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073	(*1)	4.21	(*2)	￦	400,000
Issuance costs								(1,482)

							￦	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

19.	Retained Earnings

(1)	Retained earnings as of September 30, 2015 and December 31 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		87,300	151,534
Reserve for business expansion		9,671,138	9,476,138
Reserve for technology development		2,616,300	2,416,300

		12,397,058	12,066,292
Unappropriated		807,119	930,498

	￦	13,204,177	12,996,790

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Unrealized fair value of available-for-sale financial assets	￦	27,128	145,106
Unrealized fair value of derivatives		(91,011)	(78,208)

	￦	(63,883)	66,898

(2)	Changes in reserves for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2015
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2015	￦	145,106	(78,208)	66,898
Changes		(155,644)	(16,891)	(172,535)
Tax effect		37,666	4,088	41,754

Balance at September 30, 2015	￦	27,128	(91,011)	(63,883)

(In millions of won)	For the nine-month period ended September 30, 2014
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2014	￦	211,209	(40,033)	171,176
Changes		(11,708)	(43,929)	(55,637)
Tax effect		2,833	10,631	13,464

Balance at September 30, 2014	￦	202,334	(73,331)	129,003

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

21.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Operating Expenses:
Communication expenses	￦	8,069	26,127	10,271	32,134
Utilities		57,242	152,502	52,595	136,308
Taxes and dues		7,466	16,974	7,741	16,550
Repair		54,217	145,708	52,013	138,530
Research and development		62,596	173,549	59,114	167,472
Training		7,055	17,217	9,122	21,090
Bad debt for accounts receivable—trade		4,123	27,735	3,346	19,380
Other		9,862	30,714	10,256	46,117

	￦	210,630	590,526	204,458	577,581

22.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	1,137	2,075	2,291	2,891
Others		2,264	8,295	3,736	31,728

	￦	3,401	10,370	6,027	34,619

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	11,340	13,396	8,884	11,593
Donations		13,155	36,717	21,807	48,367
Bad debt for accounts receivable—other		3,487	7,572	4,106	12,229
Others		1,812	33,773	45,750	63,849

	￦	29,794	91,458	80,547	136,038

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

23.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	￦	4,785	15,946	6,300	19,127
Dividends		143,315	200,046	2,481	13,048
Gain on foreign currency transactions		4,935	9,418	2,141	7,352
Gain on foreign currency translation		688	1,769	1,835	1,041
Gain relating to financial liabilities at fair value through profit or loss		—	5,188	—	—
Gain relating to financial assets at fair value through profit or loss		857	168	—	—
Gain on disposal of long-term investment securities		—	2,828	2,721	8,572
Gain on valuation of derivatives		3,603	4,633	2,240	8,257
Gain on settlement of derivatives		—	—	—	119

	￦	158,183	239,996	17,718	57,516

Finance Costs:
Interest expense	￦	60,134	181,266	67,155	199,527
Loss on foreign currency transactions		1,151	8,178	3,860	12,643
Loss on foreign currency translation		—	8	—	832
Loss on disposal of long-term investment securities		—	2	—	6
Loss on settlement of derivatives		—	4,517	—	335
Loss relating to financial assets at fair value through profit or loss		—	—	—	1,352
Loss relating to financial liabilities at fair value through profit or loss		4,676	4,850	3,489	11,287
Other finance costs		37,375	37,407	—	—

	￦	103,336	236,228	74,504	225,982

(2)	Details of interest income included in finance income three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and deposits	￦	2,075	7,351	3,402	10,566
Interest income on installment receivables and others		2,710	8,595	2,898	8,561

	￦	4,785	15,946	6,300	19,127

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

23.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on bank overdrafts and borrowings	￦	2,842	12,853	5,350	17,333
Interest expense on debentures		48,297	139,650	50,624	147,160
Others		8,995	28,763	11,181	35,034

	￦	60,134	181,266	67,155	199,527

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable—trade	￦	4,123	27,735	3,346	19,380
Other receivables		3,487	7,572	4,106	12,229
Available-for-sale financial assets		37,375	37,407	—	—

	￦	44,985	72,714	7,452	31,609

24.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

25.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2015 and 2014 are calculated as follows:

(In millions of won, shares)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	￦	361,591	889,374	293,274	810,182
Interest on hybrid bond		—	(8,420)	—	(8,420)
Profit for the period on common shares		361,591	880,954	293,274	801,762
Weighted average number of common shares outstanding		72,629,160	71,637,029	70,936,336	70,936,336

Basic earnings per share (In won)	￦	4,979	12,297	4,134	11,303

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2015 and 2014 are calculated as follows:

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Outstanding common shares at January 1, 2015	80,745,711	80,745,711	80,745,711
Effect of treasury stock	(8,116,551)	(8,116,551)	(9,108,682)

Weighted average number of common shares outstanding at September 30, 2015	72,629,160	72,629,160	71,637,029

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Outstanding common shares at January 1, 2014	80,745,711	80,745,711	80,745,711
Effect of treasury stock	(9,809,375)	(9,809,375)	(9,809,375)

Weighted average number of common shares outstanding at September 30, 2014	70,936,336	70,936,336	70,936,336

(2)	Diluted earnings per share

For the nine-month periods ended September 30, 2015 and 2014, there were no potentially dilutive shares. Therefore, diluted earnings per share for the nine-month periods ended September 30, 2015 and 2014 are the same as basic earnings per share.

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

26.	Categories of Financial Instruments

(1)	Financial assets by categories as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	523,839	—	523,839
Financial instruments		—	—	133,064	—	133,064
Short-term investment securities		—	137,246	—	—	137,246
Long-term investment securities(*1)		7,986	664,586	—	—	672,572
Accounts receivable—trade		—	—	1,636,670	—	1,636,670
Loans and other receivables(*2)		—	—	564,324	—	564,324
Derivative financial assets		8,983	—	—	152,897	161,880

	￦	16,969	801,832	2,857,897	152,897	3,829,595

(In millions of won)
	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	248,311	—	248,311
Financial instruments		—	—	143,069	—	143,069
Short-term investment securities		—	197,161	—	—	197,161
Long-term investment securities(*1)		7,817	600,980	—	—	608,797
Accounts receivable—trade		—	—	1,559,281	—	1,559,281
Loans and other receivables(*2)		—	—	575,597	—	575,597
Derivative financial assets		8,713	—	—	59,015	67,728

	￦	16,530	798,141	2,526,258	59,015	3,399,944

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the embedded derivative (conversion right option), which should be separated from the host contract, could not be separately measured.

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

26.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(*2)	Details of loans and other receivables as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Short-term loans	￦	31,833	67,989
Accounts receivable—other		322,946	305,990
Accrued income		7,436	6,354
Long-term loans		35,045	38,457
Guarantee deposits		167,064	156,807

	￦	564,324	575,597

(2)	Financial liabilities by categories as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)	September 30, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	85,456	85,456
Borrowings		—	353,922	—	353,922
Debentures(*1)		110,027	5,246,050	—	5,356,077
Accounts payable—other and others(*2)		—	1,910,682	—	1,910,682

	￦	110,027	7,510,654	85,456	7,706,137

(In millions of won)	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	130,889	130,889
Borrowings		—	292,280	—	292,280
Debentures(*1)		110,365	4,744,502	—	4,854,867
Accounts payable—other and others(*2)		—	2,582,608	—	2,582,608

	￦	110,365	7,619,390	130,889	7,860,644

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

26.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of September 30, 2015 and December 31, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	Details of accounts payable and other payables as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Accounts payable—other	￦	738,702	1,086,485
Withholdings		—	3
Accrued expenses		472,888	615,488
Current installments of long-term payables—other		119,566	189,389
Long-term payables—other		547,970	657,001
Other non-current liabilities		31,556	34,242

	￦	1,910,682	2,582,608

27.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary foreign currency assets and liabilities as of September 30, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	51,603	￦	61,073	1,468,006	￦	1,753,533
EUR	6,004		8,068	2		2
JPY	20,726		207	—		—
AUD	—		—	298,897		249,959
CHF	—		—	299,269		367,964
Others	4,994		1,111	36		24

		￦	70,459		￦	2,371,482

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 15)

As of September 30, 2015, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	5,398	(5,398)
EUR		773	(773)
JPY		21	(21)
Others		109	(109)

	￦	6,301	(6,301)

(ii)	Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of September 30, 2015, available-for-sale equity instruments measured at fair value amount to ￦611,039 million.

(iii)	Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of September 30, 2015, floating-rate debentures amount to ￦358,350 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (See Note 15). If interest rate only increases (decreases) by 1%, income before income taxes for the nine-month period ended September 30, 2015 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Cash and cash equivalents	￦	523,809	248,281
Financial instruments		133,064	143,069
Available-for-sale financial assets		2,030	8,648
Accounts receivable—trade		1,636,670	1,559,281
Loans and receivables		564,324	575,597
Derivative financial assets		161,881	67,728
Financial assets at fair value through profit or loss		7,986	7,817

	￦	3,029,764	2,610,421

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the nine-month period ended September 30, 2015, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of September 30, 2015.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 23.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2015 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Borrowings(*1)	￦	353,922	364,654	276,823	59,560	28,271
Debentures(*1)		5,356,077	6,533,362	650,222	3,047,909	2,835,231
Accounts payable—other and others(*2)		1,910,682	1,961,060	1,291,061	548,880	121,119

	￦	7,620,681	8,859,076	2,218,106	3,656,349	2,984,621

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.
(*2)	Excludes discounts on accounts payable—other and others.

As of September 30, 2015, periods which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Assets	￦	152,898	163,391	2,980	127,946	32,465
Liabilities		(85,456)	(88,781)	(4,748)	(84,033)	—

	￦	67,442	74,610	(1,768)	43,913	32,465

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2014.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; the total liabilities and equity is derived from the financial statements.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

27.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)
	September 30, 2015		December 31, 2014
Liabilities	￦	9,100,151	9,170,241
Equity		14,044,571	13,542,221

Debt-equity ratio		64.79%	67.72%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2015 are as follows:

(In millions of won)	September 30, 2015
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,969	—	8,983	7,986	16,969
Derivative financial assets		152,898	—	152,898	—	152,898
Available-for-sale financial assets		611,039	519,627	47,246	44,166	611,039

	￦	780,906	519,627	209,127	52,152	780,906

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	523,839	—	—	—	—
Available-for-sale financial assets(*1,2)		190,793	—	—	—	—
Accounts receivable—trade and others(*1)		2,200,994	—	—	—	—
Financial instruments(*1)		133,064	—	—	—	—

	￦	3,048,690	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,027	—	110,027	—	110,027
Derivative financial liabilities		85,456	—	85,456	—	85,456

	￦	195,483	—	195,483	—	195,483

Financial liabilities that cannot be measured at fair value
Borrowings	￦	353,922	—	355,404	—	355,404
Debentures		5,246,050	—	5,645,916	—	5,645,916
Accounts payable—other and others(*1)		1,910,682	—	—	—	—

	￦	7,510,654	—	6,001,320	—	6,001,320

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)	December 31, 2014
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		59,015	—	59,015	—	59,015
Available-for-sale financial assets		586,675	490,741	47,002	48,932	586,675

	￦	662,220	490,741	114,730	56,749	662,220

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	248,311	—	—	—	—
Available-for-sale financial assets(*1,2)		211,466	—	—	—	—
Accounts receivable—trade and others(*1)		2,134,878	—	—	—	—
Financial instruments(*1)		143,069	—	—	—	—

	￦	2,737,724	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Borrowings	￦	292,280	—	300,048	—	300,048
Debentures		4,744,502	—	5,103,527	—	5,103,527
Accounts payable—other and others(*1)		2,582,608	—	—	—	—

	￦	7,619,390	—	5,403,575	—	5,403,575

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for Level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of September 30, 2015 are as follows:

Interest rate
Derivative instruments	1.74 ~ 2.14%
Borrowings and debentures	2.33 ~ 2.50%

3)	There have been no transfers from Level 2 to Level 1 for the nine-month period ended September 30, 2015 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2015 are as follows:

(In millions of won)
	Balance at January 1		Valuation	Disposal	Balance at September 30
Financial assets at fair value through profit or loss	￦	7,817	169	—	7,986
Available-for-sale financial assets		48,932	—	(4,766)	44,166

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

27.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2015 are as follows:

(In millions of won)
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	68,522	—	68,522	(52,560)	—	15,962
Accounts receivable—trade and others		117,216	(105,247)	11,969	—	—	11,969

	￦	185,738	(105,247)	80,491	(52,560)	—	27,931

Financial liabilities:
Derivatives(*)	￦	52,560	—	52,560	(52,560)	—	—
Accounts payable—other and others		105,247	(105,247)	—	—	—	—

	￦	157,807	(105,247)	52,560	(52,560)	—	—

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

(In millions of won)
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable—trade and others		128,794	(117,568)	11,226	—	—	11,226

	￦	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	￦	45,892	—	45,892	(45,892)	—	—
Accounts payable—other and others		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

(*)	The amount is applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

28.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 39 others(*)
Joint ventures	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 50 others
Affiliates	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of September 30, 2015, subsidiaries of the Company are as follows:

Company	Ownership percentage (%)	Types of business
SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
M&Service Co., Ltd.	100.0	Data base and internet website service
SK Communications Co., Ltd.	64.6	Internet website services
Stonebridge Cinema Fund	55.2	Investment association
Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
SK Broadband Co., Ltd.	100.0	Telecommunication services
K-net Culture and Contents Venture Fund	59.0	Investment association
Fitech Focus Limited Partnership II	66.7	Investment association
Open Innovation Fund	98.9	Investment association
PS&Marketing Corporation	100.0	Communications device retail business
Service Ace Co., Ltd.	100.0	Customer center management service
Service Top Co., Ltd.	100.0	Customer center management service
Network O&S Co., Ltd.	100.0	Base station maintenance service
BNCP Co., Ltd.	100.0	Internet website services
Icon Cube Holdings Co., Ltd.	100.0	Investment association
Icon Cube Co., Ltd.	100.0	Internet website services
SK Planet Co., Ltd.	100.0	Telecommunication service
Neosnetworks Co., Ltd.	83.9	Guarding of facilities
IRIVER LIMITED	49.0	Manufacturing of media and sound equipment
iriver Enterprise Ltd.	100.0	Management of Chinese subsidiary
iriver America Inc.	100.0	Sales and marketing in North America
iriver Inc.	100.0	Sales and marketing in North America
iriver China Co., Ltd.	100.0	Manufacturing of MP3,4 and domestic sales in China
Dongguan iriver Electronics Co., Ltd.	100.0	Manufacturing of e-book and domestic sales in China
Groovers JP Ltd.	100.0	Digital music contents sourcing and distribution service
SK Telecom China Holdings Co., Ltd.	100.0	Investment association
SK Global Healthcare Business Group., Ltd.	100.0	Investment association
SK Planet Japan, K. K.	100.0	Digital contents sourcing service
SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
SKT Americas, Inc.	100.0	Information gathering and consulting
SKP America LLC.	100.0	Digital contents sourcing service
YTK Investment Ltd.	100.0	Investment association
Atlas Investment	100.0	Investment association
Technology Innovation Partners, L.P.	100.0	Investment association
SK Telecom China Fund I L.P.	100.0	Investment association
Entrix Co., Ltd.	100.0	Cloud streaming service
shopkick Management Company, Inc.	95.2	Investment association
shopkick, Inc.	100.0	Mileage-based online transaction application development

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

28.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	2015			2014
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	￦	207	1,767	379	2,212
Provision for retirement benefits		42	584	114	794

	￦	249	2,351	493	3,006

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)		2015
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	￦	2,191	4,217	88,561	210,247	28,082	91,524	—	—
	SK Holdings Co., Ltd. (formerly, SK Holding Co., Ltd.)(*2,3)		22	369	22,617	207,193	—	—	—	—

			2,213	4,586	111,178	417,440	28,082	91,524	—	—

Subsidiaries	SK Broadband Co., Ltd.		30,982	95,360	143,012	403,911	12,803	14,803	—	—
	PS&Marketing Corporation		2,871	8,492	204,378	620,406	424	739	—	—
	Network O&S Co., Ltd.		1,848	3,407	53,141	132,814	4,784	4,784	—	—
	SK Planet Co., Ltd(*4)		150,893	178,076	138,112	404,855	5,258	6,978	—	—
	SK Telink Co., Ltd.		16,145	46,441	5,347	18,854	5	5	—	—
	Service Ace Co., Ltd.		1,907	5,712	41,449	116,855	—	—	—	—
	Service Top Co., Ltd.		2,138	6,259	41,087	119,209	—	—	—	—
	Others		2,756	8,991	10,568	25,608	97	247	—	—

			209,540	352,738	637,094	1,842,512	23,371	27,556	—	—

Associates	F&U Credit information Co., Ltd.		404	1,257	10,124	30,842	—	—	—	—
	HappyNarae Co., Ltd.		33	67	518	2,273	2,192	4,835	—	—
	SK hynix Inc.(*5)		1,514	49,712	36	2,235	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		280	841	2,002	12,910	—	—	—	—
	KEB HanaCard Co., Ltd.		5,325	16,175	3,958	12,181	—	—	—	—
	Others(*6)		16	2,560	1,010	4,447	—	11	—	500

			7,572	70,612	17,648	64,888	2,192	4,846	—	500

Other	SK Engineering & Construction Co., Ltd.		1,223	5,361	9,577	18,167	59,346	142,961	—	—
	SK Networks Co., Ltd.		1,201	5,647	3,894	12,170	—	—	—	—
	SK Networks service Co., Ltd.		2,773	7,504	13,083	30,243	1,418	1,845	—	—
	SK Telesys Co., Ltd.		38	133	1,984	5,838	19,843	67,791	—	—
	Others		5,086	11,417	8,598	21,332	1,996	3,878	—	—

			10,321	30,062	37,136	87,750	82,603	216,475	—	—

Total		￦	229,646	457,998	803,056	2,412,590	136,248	340,401	—	500

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2015 and 2014 are as follows, Continued:

(*1)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd. the ultimate controlling entity of the Company, and changed its name to SK, Holdings Co., Ltd.
(*2)	These relates to transactions occurred until July 31, 2015 before the merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ￦191,416 million of dividends paid by the Company.
(*4)	Operating revenue and others include ￦140,834 million of dividend recognized due to the declaration of dividend in kind of SK Planet Co., Ltd., a subsidiary of the Company.
(*5)	Operating revenue and others include ￦43,830 million of dividends received from SK hynix Inc.
(*6)	Operating revenue and others include ￦2,103 million and ￦227 million of dividends received from Korea IT Fund and UniSK, respectively.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2015 and 2014 are as follows, Continued:

(In millions of won)		2014
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment		Loans
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*)	￦	83	318	27,050	211,475	—	—	—	—
Subsidiaries	SK Broadband Co., Ltd.		35,450	107,549	164,144	419,785	8,645	8,691	—	—
	PS&Marketing Corporation		4,419	11,205	244,188	585,754	160	1,001	—	—
	Network O&S Co., Ltd.		1,861	3,133	42,103	112,246	146	146	—	—
	SK Planet Co., Ltd.		16,050	44,238	162,572	460,634	3,762	4,807	—	—
	SK Telink Co., Ltd.		14,057	37,186	3,388	14,740	—	227	—	—
	Service Ace Co., Ltd.		1,807	5,349	37,646	107,205	—	—	—	—
	Service Top Co., Ltd.		1,657	4,960	38,986	114,186	—	—	—	—
	Others		3,482	7,191	9,296	22,310	564	614	—	—

			78,783	220,811	702,323	1,836,860	13,277	15,486	—	—

Associates	F&UCredit information Co., Ltd.		410	1,303	10,939	31,957	—	—	—	—
	HappyNarae Co., Ltd.		—	—	1,017	2,518	1,844	5,337	—	—
	SK hynix Inc.		2,244	5,415	—	879	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		5	13	3,000	11,921	—	—	—	—
	HanaSK Card Co., Ltd.(*2)		6,058	19,477	968	2,481	—	—	—	—
	Others		73	1,372	3,478	7,816	—	—	—	45

			8,790	27,580	19,402	57,572	1,844	5,337	—	45

Other	SK Engineering & Construction Co., Ltd		502	1,798	10,799	22,273	78,484	134,071	—	—
	SK C&C Co., Ltd.		1,060	2,913	68,698	181,392	21,928	59,020	—	—
	SK Networks Co., Ltd.		1,429	11,422	5,484	200,758	—	2,454	—	—
	SK Networks service Co., Ltd.		2,464	7,757	7,017	21,296	293	728	—	—
	SK Telesys Co., Ltd.		103	184	3,042	5,018	42,431	99,830	—	—
	Others		3,308	8,687	5,948	12,660	421	4,268	—	—

			8,866	32,761	100,988	443,397	143,557	300,371	—	—

Total		￦	96,522	281,470	849,763	2,549,304	158,678	321,194	—	45

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Company.

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

28.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2015 and December 31, 2014 are as follows:

(In millions of won)		September 30, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	￦	—	666	94,236
Subsidiaries	SK Broadband Co., Ltd.		—	1,878	19,275
	PS&Marketing Corporation		—	1,296	71,655
	Network O&S Co., Ltd.		—	222	26,422
	SK Planet Co., Ltd.		—	145,298	36,666
	SK Telink Co., Ltd.		—	9,952	3,830
	Service Ace Co., Ltd.		—	—	19,922
	Service Top Co., Ltd.		—	—	21,030
	Others		—	5,371	16,126

			—	164,017	214,926

Associates	HappyNarae Co., Ltd.		—	—	635
	SK hynix Inc.		—	2,438	—
	SK Wyverns Baseball Club., Ltd.		1,221	102	—
	Wave City Development Co., Ltd.		1,700	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,797	36,906
	Others		—	42	1,087

			25,068	42,791	38,628

Other	SK Engineering and Construction Co., Ltd.		—	3,414	1,064
	SK Networks Co., Ltd.		—	1,332	1,133
	SK Networks Services Co., Ltd.		—	53	4,286
	SK Telesys Co., Ltd.		—	177	3,713
	SK innovation Co., Ltd.		—	2,144	182
	Others		—	1,593	20,054

			—	8,713	30,432

Total		￦	25,068	216,187	378,222

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK, Holdings Co., Ltd.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

28.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2015 and December 31, 2014 are as follows, Continued:

(In millions of won)		December 31, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	89	—
Subsidiaries	SK Broadband Co., Ltd.		—	3,236	38,432
	PS&Marketing Corporation		—	566	101,431
	Network O&S Co., Ltd.		—	1,201	12,981
	SK Planet Co., Ltd.		—	9,711	51,991
	SK Telink Co., Ltd.		—	10,306	5,665
	Service Ace Co., Ltd.		—	436	19,972
	Service Top Co., Ltd.		—	887	21,386
	Others		—	8,890	15,042

			—	35,233	266,900

Associates	HappyNarae Co., Ltd.		—	—	1,780
	SK hynix Inc.		—	2,561	2,763
	SK Wyverns Baseball Club., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,867	38
	Others		—	226	840

			24,568	43,066	5,421

Other	SK Engineering and Construction Co., Ltd.		—	359	3,754
	SK C&C Co., Ltd.		—	718	76,777
	SK Networks Co., Ltd.		—	2,027	4,766
	SK Networks Services Co., Ltd.		—	12	2,004
	SK Telesys Co., Ltd.		—	282	1,559
	SK innovation Co., Ltd.		—	1,510	247
	Others		—	2,592	6,108

			—	7,500	95,215

Total		￦	24,568	85,888	367,536

(5)	As of September 30, 2015, there are no collateral or guarantee provided by related parties to the Company, nor by the Company to related parties.

(6)	The Company made an additional investment in associates and joint ventures during the nine-month period ended September 30, 2015. (Refer to Note 7)

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

29.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of the property and equipment is recognized as profit or loss.

The Company recognized lease payment of ￦10,904 million and ￦10,587 million, respectively, in relation to the above operating lease agreement and lease revenue of ￦7,155 million and ￦6,773 million, respectively, in relation to the sublease agreement for the nine-month periods ended September 30, 2015 and 2014. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement are as follows:

(In millions of won)	Lease payments		Lease revenue
Less than 1 year	￦	14,866	9,540
1~5 years		54,268	30,482
More than 5 years		30,849	15,183

	￦	99,983	55,205

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

30.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Interest income	￦	(15,946)	(19,127)
Dividends		(200,046)	(13,048)
Gain on foreign currency translation		(1,769)	(1,041)
Gain relating to financial assets at fair value through profit or loss		(168)	—
Gain relating to financial liabilities at fair value through profit or loss		(5,188)	—
Gain on disposal of long-term investment securities		(2,828)	(8,572)
Gain on disposal of property and equipment and intangible assets		(2,075)	(2,891)
Gain on valuation of derivatives		(4,633)	(8,257)
Gain on settlement of derivatives		—	(119)
Loss on foreign currency translation		8	832
Bad debt for accounts receivable—trade		27,735	19,380
Bad debt for accounts receivable—other		7,572	12,229
Loss on disposal of long-term investments securities		2	6
Loss relating to financial assets at fair value through profit or loss		—	1,352
Other finance costs		37,407	—
Loss relating to investments in subsidiaries and associates		3,819	—
Depreciation and amortization		1,689,428	1,632,851
Loss on disposal of property and equipment and intangible assets		13,396	11,593
Interest expenses		181,266	199,527
Loss relating to financial liabilities at fair value through profit or loss		4,850	11,287
Loss on settlement of derivatives		4,517	335
Provision for retirement benefits		26,474	25,761
Income tax expense		299,603	204,619
Other expenses		4,418	4,057

	￦	2,067,842	2,070,774

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

30.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Accounts receivable—trade	￦	(104,537)	(155,436)
Accounts receivable—other		(23,889)	(73,356)
Advance payments		(27,826)	(21,803)
Prepaid expenses		(2,215)	(580)
Inventories		(15,742)	8,143
Long-term prepaid expenses		(98)	(4,020)
Guarantee deposits		(9,376)	(2,876)
Accounts payable—other		(182,128)	(321,880)
Advanced receipts		10,511	5,251
Withholdings		57,277	88,692
Deposits received		(7,256)	(1,081)
Accrued expenses		(154,137)	16,740
Unearned revenue		(88,191)	(75,529)
Provisions		(11,892)	(14,399)
Long-term provisions		(6,907)	20,842
Plan assets		(4,883)	(69)
Retirement benefit payment		(22,194)	(11,525)
Others		1,357	1,970

	￦	(592,126)	(540,916)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2015 and 2014 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2015		September 30, 2014
Transfer of construction in progress to property and equipment and intangible assets	￦	996,751	1,231,055
Transfer of other property and equipment and others to construction in progress		519,297	643,631
Decrease of accounts payable—other related to acquisition of property and equipment and intangible assets		(165,657)	(261,200)
Transfer of investments in associates to available-for-sale financial assets		60,706	—

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2015 and 2014

31.	Subsequent Events

(1)	On November 2, 2015, the board of directors of the Company resolved to acquire 30% of the issued and outstanding common shares of CJ Hello Vision Co, Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd.(“CJ O Shopping”), and the Company entered into a share purchase agreement with CJ O Shopping. On April 1, 2016, the Company will acquire 23,234,060 shares of CJ Hello Vision and grant put option to CJ O Shopping and be granted call option on CJ O Shopping’s remaining shares in CJ Hello Vision.

(2)	On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Company, held a meeting to resolve the merger of SK Broadband into CJ Hello Vision, and SK Broadband entered into a merger agreement with CJ Hello Vision. Under the agreement, SK Broadband will be merged into CJ Hello Vision on April 1, 2016.

56

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Yong Hwan Lee
(Signature)

Name: Yong Hwan Lee
Title: Chief Financial Officer

Date: December 17, 2015